Exhibit 99.A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
                     Of the Securities Exchange Act of 1934

Filed by the Registrant |X| Filed by a Party other than the Registrant |_|

Check the appropriate Box:

|X|   Preliminary Proxy Statement

|_|   Confidential for Use of the Commission Only (as permitted by Rule
      14a-6(e)(2))

|_|   Definitive Proxy Statement

|_|   Definitive Additional Materials

|_|   Soliciting Material Pursuant toss.240.14a-12

                               Winter Sports, Inc.
                (Name of Registrant As Specified In Its Charter)

Payment of Filing Fee (Check the appropriate box):

|X|   No fee required

|_|   Fee computed on table below per Exchange Act Rules 14a-6(i)(l) and 0-11.

      1)    Title of each class of securities to which transaction applies:

      __________________________________________________________________________
      2)    Aggregate number of securities to which transaction applies:

      __________________________________________________________________________
      3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing is calculated and state how it was determined.):

      __________________________________________________________________________
      4)    Proposed maximum aggregate value of transaction:

      __________________________________________________________________________
      5)    Total Fee Paid:

      __________________________________________________________________________

|_|   Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)    Amount Previously Paid:

      __________________________________________________________________________
      2)    Form, Schedule or Registration Statement No.:

      __________________________________________________________________________
      3)    Filing Party:

      __________________________________________________________________________
      4)    Dated Filed:

      __________________________________________________________________________

This transaction has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, neither the Securities Exchange Commission nor any state securities commission have passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

                               WINTER SPORTS, INC.
                                  P.O. Box 1400
                            Whitefish, Montana 59937

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                          To be Held October [XX], 2003

The annual meeting of the shareholders of Winter Sports, Inc. will be held at Big Mountain in the Outpost Building, approximately 8 miles North of Whitefish, Montana, on [_______, 2003] at [____] p.m. for the following purposes:

      1. To elect a board of nine directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified.

      2. To amend Winter Sports, Inc.'s Articles of Incorporation, as previously amended, to effect a reverse stock split and cash payment in respect of the resulting fractional shares. Shareholders will have dissenters' rights as to the reverse stock split under Sections 35-1-826 through 35-1-839, Montana Code Annotated. Copies of these Sections of the Montana Code are included as Annex C to the enclosed proxy statement.

      3. To ratify the selection of independent accountants.

      4. To transact such other business as may properly come before the meeting or any adjournments thereof.

Please read carefully the enclosed proxy statement. The proxy statement describes proposals 1, 2 and 3 and the transactions that will be effected if proposal 2 is approved. This proposal would enable Winter Sports to terminate its obligations to file annual and periodic reports and make other filings with the Securities and Exchange Commission. The board of directors unanimously recommends that you vote "FOR" approval of the proposal and related transactions.

The board of directors has fixed the close of business on [_________, 2003] as the record date for determining those shareholders who shall be entitled to notice of, and to vote at, the annual meeting and any adjournments thereof.

We hope you will attend the meeting in person, and we will discuss the proposals and answer questions at that time. However, even if you plan to attend in person, we urge you to mark, sign, date and return the proxy enclosed with this notice at your earliest convenience so that your shares will be counted for presence of a quorum and so that your vote can be recorded if you cannot or do not vote in person. If you attend the meeting, you may revoke your proxy and vote in person if you wish by notifying the corporate secretary in writing of your intention to do so at any time prior to our taking a vote on a specific matter.

By order of the Board of Directors

Dated at Whitefish, Montana
[_______________, 2003]

Sandra K. Unger
Corporate Secretary

                               WINTER SPORTS, INC.
                                 P. O. BOX 1400
                               WHITEFISH, MT 59937

                                 PROXY STATEMENT

                         ANNUAL MEETING OF SHAREHOLDERS
                          TO BE HELD OCTOBER [XX], 2003

The proxy accompanying this Proxy Statement is solicited by the board of directors of Winter Sports, Inc. ("Winter Sports") for use at the annual meeting of shareholders to be held on [________________, 2003] at [____] p.m. local time, in the Outpost Building, Big Mountain Resort, and any adjournment of that meeting. The persons named in the accompanying proxy will vote each properly executed and returned proxy in accordance with the instructions specified thereon. Unless otherwise directed, each properly executed and returned proxy will be voted (i) for election to Winter Sports' board of directors of all of the nominees named in this proxy statement, with the votes evenly distributed among those nominees, (ii) for an amendment of the Articles of Incorporation to effect a reverse stock split, and (iii) for ratification of the selection of Jordahl & Sliter, PLLC, as Winter Sports' independent accountants. If other matters come before the meeting, shares represented by proxies will be voted in accordance with the best judgment of the persons to whom the proxies are granted. Execution of a proxy will not in any way affect a shareholder's right to attend the meeting or prevent voting in person. You may revoke your proxy at any time before it is exercised by notifying the secretary of Winter Sports in writing at the address shown above, or by delivering to the corporate secretary a properly signed proxy bearing a later date. Only shareholders of record at the close of business on [________, 2003] are entitled to notice of and to vote at the annual meeting of shareholders. Shareholders who withhold or abstain from voting and broker non-votes are counted for purposes determining the presence or absence of a quorum. We urge you to complete and sign the enclosed proxy regardless of whether you plan to attend the meeting so your shares will be represented.

The approximate date on which this Proxy Statement and the accompanying proxy were first sent to shareholders was [_________, 2003].


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

                                  INTRODUCTION

At the shareholder meeting, shareholders will be asked to consider and vote upon a proposal to amend Winter Sports' Articles of Incorporation, as previously amended, to effect a reverse split of Winter Sports' common stock at a ratio of 150 to 1 (the "Reverse Split"), with payment in cash to the holders of fractional shares of common stock that exist after the Reverse Split.

As a result, if the Reverse Split is approved as described below, those persons who hold fewer than 150 shares of common stock immediately before the Reverse Split is effected will not be shareholders of Winter Sports thereafter. As used in this proxy statement, the term "Effective Date" refers to the date on which the Reverse Split is effected, and the term "Effective Date" refers to the date at which the amendment to the Articles of Incorporation is accepted for filing with the Montana Secretary of State. Each shareholder who holds a fractional share immediately following the Effective Date will be entitled to receive payment of $2,625.00 per post-split share (which equates to a value of $17.50 per pre-split share) multiplied by the amount of the post-split fractional share. Shareholders who hold 150 or more pre-split shares will remain shareholders in Winter Sports but will own a whole number of post-split shares equal to 1/150 the number of pre-split shares they held immediately before the Effective Date; these shareholders will receive the same cash payment in respect of each fractional share that results from the Reverse Split. We intend to terminate the registration of our shares and our reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), promptly following the Effective Time; as a result, the series of transactions contemplated by proposal 2 represents a "going private" transaction as discussed in greater detail below and in the accompanying Transaction Statement on
Schedule 13E-3.

Only shareholders of record as of the close of business on [___________, 2003], the record date for the shareholder meeting (the "Record Date"), are entitled to notice of and to vote at the shareholder meeting. The accompanying notice of shareholder meeting and this proxy statement, together with the enclosed proxy card, are dated as of [_________, 2003] and are being mailed to those shareholders on or about [________, 2003].

The last reported sale price for our common stock as reported on the Nasdaq Over the Counter Bulletin Board ("OTC") on September 11, 2003, the latest practicable date prior to the mailing of this proxy statement, was $14.50 per share.

We are considering the Reverse Split, and the board of directors has recommended that you approve the Reverse Split, as a means to eliminate various expenses associated with remaining a "public company," by which we mean a company whose stock is registered under, and which files reports in accordance with, the Exchange Act. In addition to direct financial savings, we expect that the going private transaction will free substantial management time and attention that currently is devoted to Exchange Act compliance, allowing management to focus more closely on Winter Sports' core business operations. An ancillary benefit is that the Reverse Split would allow us further to reduce costs by reducing the number of shareholders with whom we communicate. Because administrative and mailing costs accrue on a per-shareholder basis, those costs are disproportionately high for shareholders who hold only a limited number of our shares when considering their stake in Winter Sports. In the aggregate, we expect these cost reductions to reach approximately $200,000 in the first full fiscal year following the Reverse Split. We also believe the Reverse Split will provide liquidity to shareholders who hold fewer than 150 pre-split shares; these shareholders might otherwise have difficulty in selling their stock, or might face disproportionately high sales commissions and related costs, due to the size of their holdings.

The board of directors has discussed the going private transaction at length over the past two years, including discussions with shareholders at our 2001 and 2002 annual shareholder meetings and in our Annual Reports on Form 10-KSB for the fiscal years ended May 31, 2001 and 2002. In recent months the board's discussions of a going private transaction have intensified, and management and the board have focused on the potential benefits and detriments to Winter Sports and our shareholders. After extensive discussions since November 2002, the board of directors unanimously approved the Reverse Split on September 10, 2003 and recommended that the shareholders also approve the transaction.

In connection with its evaluation, the board of directors retained Willamette Management Associates, Inc. ("Willamette") to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by Winter Sports unaffiliated shareholders in connection with the Reverse Split. Willamette rendered an oral opinion to board members at a meeting held on September 18, 2003. The essence of that opinion is that as of that date and based upon certain assumptions disclosed to the board, and in light of the matters considered and limitations on review described in the opinion, the consideration to be received by the shareholders of Winter Sports in connection with the Reverse Split was fair to those

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

shareholders from a financial point of view. Willamette delivered a written opinion as of the date of this proxy statement which confirms its September 18 verbal opinion, and that written opinion is referenced in this proxy statement as the "fairness opinion." The fairness opinion is attached as Annex B to this proxy statement, and although a summary of that opinion appears beginning at page 18, we recommend you read the opinion in its entirety.

Approval of the Reverse Split and the related transactions will take place only if approved by the holders of a majority of the outstanding shares of common stock, and only if the board of directors determines that the Reverse Split would permit Winter Sports to terminate its Exchange Act reporting obligations. We encourage you to read this proxy statement carefully as it sets forth details of the proposal and other important information related to the Reverse Split.

Winter Sports will bear the cost of this proxy solicitation. We do not expect to pay any compensation for the solicitation of proxies, but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses in sending proxy material to principals and obtaining their proxies. In addition to soliciting proxies by mail, we may also use officers and regular employees to solicit proxies from shareholders by any means without extra compensation.

--------------------------------------------------------------------------------
     Important: Please return your proxy promptly whether or not you plan to attend the meeting. An addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.
--------------------------------------------------------------------------------

Please do not send in any stock certificates or option agreements at this time. We will send detailed instructions to shareholders for surrendering their stock certificates and options as soon as practicable after the amendment becomes effective.


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

                      SUMMARY OF REVERSE SPLIT TRANSACTION

This summary briefly describes the material terms of the Reverse Split. The proxy statement contains a more detailed description of those terms. We encourage you to read the entire proxy statement and the accompanying annexes, the accompanying Schedule 13E-3 Transaction Statement, and the documents we have incorporated by reference into each of those documents, before submitting your proxy. Additionally, this proxy statement contains certain information about expected costs and benefits of going private, and about management's intentions and expectations if the Reverse Split is approved. These statements, as well as all other statements that are not statements of historical fact, are "forward looking statements" within the meaning of Section 21E of the Exchange Act, and you should not assume that any of these statements are assurances of future outcomes or courses of action. Please review this proxy statement and the accompanying Schedule 13E-3 Transaction Statement in detail, paying particular attention to the issues identified in "Risk Factors" beginning on page 9.

If the Reverse Split is completed, each fractional share that results from the transaction will entitle its holder to receive a payment of $2,625.00 multiplied by the amount of such resulting fractional share and rounded to the nearest cent. Note that the value to be paid for each fractional share represents a value of $17.50 per pre-split share, multiplied by 150 to reflect the value to be attributed to post-split shares. Following the Reverse Split, shareholders who hold less than one post-split share will have no further interest in Winter Sports. We expect to pay approximately $737,940 in the aggregate for all resulting fractional shares. The primary purpose of the Reverse Split is to reduce our number of shareholders of record to fewer than 300, thereby allowing us to terminate our reporting obligations under the Exchange Act. See "Background, Purpose, Structure and Effect of the Reverse Split - Effect on Shareholders" beginning on page 10 and "- Effect of the Reverse Split on Winter Sports" beginning on page 16.

The board of directors has determined that the Reverse Split is advisable and in the best interests of Winter Sports and its shareholders and recommends that you vote "FOR" the Reverse Split. See "Recommendation of the Board of Directors and Affiliates" beginning on page 10.

The board of directors retained Willamette to render its opinion with respect to the fairness, from a financial point of view, of the consideration to be received by unaffiliated shareholders of Winter Sports who hold fewer than the 150 pre-split shares immediately before the Effective Time. Willamette concluded that the consideration to be paid for fractional post-split shares was fair to those shareholders from a financial point of view. See "Opinion of Financial Advisor" beginning on page 18.

In order to be approved, a majority, or 504,221 (51%) shares, of our common stock must be voted in favor of the Reverse Split. See "Vote Required" beginning on page 23.

Each of our officers and directors, each nominee for director, and each person who owns or controls directly or indirectly more than 10% of our common stock (each such person, an "Affiliate" and collectively the "Affiliates") other than Michele Reese, Jami Phillips and Sandi Unger holds at least 150 shares of common stock, and each such Affiliate will remain a shareholder of Winter Sports following the Reverse Split. As a result, each such Affiliate will own a slightly increased percentage of the outstanding common stock. We do not anticipate any changes in Winter Sports' board of directors or management to result from the Reverse Split. Michael Collins, our chief executive officer, resigned on September 1, 2003 after 15 years with the company. Mr. Collins' resignation was not connected with the Reverse Split or any other matter to be submitted to shareholders at the annual meeting. See "Security Ownership of Certain Beneficial Owners and Management" beginning on page 5 and "Conduct of Winter Sports' Business After the Reverse Split" beginning on page 17.

Under Montana law, our shareholders are entitled to dissenters' rights with respect to the Reverse Split. See "Dissenters' Rights" beginning on page 24. A copy of the Montana dissenters' rights statute is enclosed as Annex C.

Under state escheat laws, any payment for fractional interests not claimed by the shareholder entitled to such payment within five years after the Effective Date may be claimed by the State of Montana for Montana residents. Other states have similar laws with other time periods that may be as short as two years. See "Escheat Laws" beginning on page 23.

The liquidation of fractional shares in the Reverse Split will be a taxable transaction just as if a shareholder had sold shares in any other transaction. Ordinarily the amount of taxable income would be measured by the amount received for each pre-split share, less the shareholder's basis in that share. See "Material U.S. Federal Income Tax Consequences" beginning on page 17.

If the Reverse Split is approved by our shareholders, each shareholder will receive a letter from our exchange agent after the Effective Date indicating the procedures for surrendering stock certificates in exchange for cash (in the case of fractional post-split shares) and replacement stock certificates (in the case of whole numbers of post-split shares). See "Exchange of Stock Certificates" beginning on page 23.

There are risks associated with the Reverse Split, including both risks attendant to cashed-out shareholders and to persons who remain shareholders. See "Risk Factors" beginning on page 9.

If you have more questions about the Reverse Split or would like additional copies of this Proxy Statement, please contact Sandra Unger, Secretary of Winter Sports, Inc., P. O. Box 1400, Whitefish, MT 59937. Telephone (406) 862-1933.

                  [Remainder of Page Intentionally Left Blank]


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

                         ITEM 1 - ELECTION OF DIRECTORS

Our Articles of Incorporation and Bylaws provide for a board of directors comprised of nine persons, each of whom is to be elected at the annual shareholder meeting and serves a one year term or until his or her successor is elected and qualified. Under our Articles of Incorporation, shareholders are entitled to cumulate votes for election to the board of directors as further described below.

Information About Directors and Nominees for Election

Each of the nominees listed below is a current director of Winter Sports. The names and ages of the nominees, the years they became directors, their principal occupations for the past five years and certain other information are as follows:

Charles R. Abell, age 64, has been a director since 1992. He has been president/CEO of the Whitefish Credit Union, Whitefish, Montana since 1967 and is a Whitefish native. He is a business graduate of the University of Montana with emphasis on marketing and finance. Mr. Abell is a past member of the Whitefish City-County Planning Board, Flathead Basin Commission and Lakeshore Preservation Committee. He is past chairman of the Whitefish School Board, North Valley Hospital Board and Rotary Club president. He is a member of the Resort Tax Oversight Committee, the North Valley Toastmasters, and a director of Big Mountain Development Corporation.

Jerome T. Broussard, age 62, has been a director since 2000. Mr. Broussard is president of Broussard Holding Company, a private investment firm, and was president of Columbia Falls Aluminum Company in Columbia Falls, Montana from 1985 until 1993. Mr. Broussard serves on the Business Council of Tulane University and the President's Council of Colorado School of Mines.

Brian T. (Tim) Grattan, age 65, has been a director since 1981. He has owned and managed a real estate development company in Whitefish, Montana since 1971, and is the developer and a general partner of Grouse Mountain Lodge in Whitefish. He is a director of the Glacier Park International Airport Board and is a director of Big Mountain Development Corporation. Mr. Grattan is past chairman of the board of the Montana Chamber of Commerce and was formerly general manager of Big Mountain Sewer District.

Dennis L. Green, age 56, has been a director since 1986 and is Chair of the Board of Directors. He has been the president of Dasen Company and Flathead County Title Company since 1986, and president and general manager of Budget Finance since 1975. He is past chapter chairman of the Northwest Chapter of the American Red Cross. Mr. Green is the past vice chair and current chairman of the board of directors of the American Red Cross Blood Services - Louis and Clark Region - Idaho, Montana and Utah, a member of the board of directors of Flathead Industries, president of the Montana Consumer Finance Association and is a director and vice president of Big Mountain Development Corporation. Mr. Green is past president of Evergreen Bancorporation and a former director of First National Bank of Whitefish and First National Bank of Eureka.

Charles P. Grenier, age 54, has been a director since 1997. He was the executive vice president of Plum Creek Timber Company, Inc. of Columbia Falls, Montana from 1994 until 2000 and served as a director from 1995 to 2000. Mr. Grenier is a board member of The Montana Nature Conservancy and Jobs Now. Mr. Grenier formerly served on the board of the University of Montana Foundation, the APA, The Engineered Wood Association, and the Montana Nature Conservancy.

Jerry J. James, age 56, has been a director since 1997. He is a senior vice president for Flathead Bank Holding Company of Bigfork, Montana which owns banks in Bigfork, Lakeside, Belgrade and Ennis, Montana. He served as the president of the Kalispell Bank of First Interstate Bancsystem of Montana, Inc. from 1992 until his resignation in August, 2000. He served as executive vice president of First Interstate Bank of Wyoming from 1985 until 1992. Mr. James serves as a board member for Flathead Bank Holding Company, Flathead Bank of Bigfork, Valley Bank of Belgrade and Valley Bank of Ennis. He is a past board member of the Montana Bankers Association, Big Brothers/Sisters, the Whitefish Rotary Club, Flathead Education Association, the Northwest Chapter of the American Red Cross,the Kalispell Development Corporation, and Jobs Now.

Michael T. Jenson, age 56, has been a director since 1995. He has been the owner of the Whitefish Gallery and Jenson Studio in Whitefish, Montana, for 27 years and is a member of the Whitefish Community Foundation. Mr. Jenson previously served as the Mayor of the City of Whitefish, as a member of the board of directors of Flathead Valley Community College, and is a past member of the Whitefish City-County Planning Board.

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Darrel R. (Bill) Martin, age 79, has been a director since 1957. He is the president of Manions, a lease and rental company in Kalispell, Montana. He previously served as executive director of Flathead Convention and Visitors Association, as president and chairman of Winter Sports, Inc. and as a director of Glacier Bancorp, Inc., a bank holding company, and Glacier Bank, its operating bank subsidiary. Mr. Martin also serves as a director of Big Mountain Development Corporation.

Michael J. Muldown, age 58, has been a director since 1993. He is employed in real estate sales with Coldwell Banker - Wachholz and Company. Mr. Muldown previously owned an independent insurance agency in Whitefish, Montana after retiring from Allstate Insurance Company in November, 2000. He is a Whitefish native, a former ski patrolman and an avid skier.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF THE ABOVE NOMINEES AS DIRECTORS OF WINTER SPORTS

Cumulative Voting; Use of Proxies

In voting for directors, a shareholder is entitled to nine votes for each share of common stock held. A shareholder may cast votes evenly for all directors, may accumulate such votes and cast them all for one nominee or distribute votes among two or more nominees. Each director is elected by a plurality of the votes cast with respect to the election of such director. Any shares not voted (whether by abstention, broker non-vote or vote withheld) are not counted as votes cast for or against the nominees and will be excluded from the vote.

The proxy which accompanies this Proxy Statement provides for the following three methods of voting:

      1. If you check the box "FOR ALL NOMINEES" your votes will be evenly distributed among the nominees.

      2. If you check the box "WITHHOLD VOTES FROM ALL NOMINEES" your shares will not be voted in the election of directors; however, your shares will be counted toward a quorum and will be voted on any other business that may properly come before the meeting in the discretion of the proxy holders.

      3. If you check the box "WITHHOLD VOTES FROM ONE OR MORE INDIVIDUAL NOMINEES" and strike out the name of one or more of the nine nominees, your votes will be evenly cast for remaining nominees. For example, if you own 100 shares and you check this box, and strike out the names of two nominees, your 900 votes would be evenly distributed among the other seven nominees.

If you wish to cast or accumulate your votes in a manner other than one of the three methods described above, you must attend the meeting in person or designate some other person to act as your proxy by use of a written proxy other than the proxy which is enclosed with this Proxy Statement.

Winter Sports' by-laws provide that nominations for election to the board of directors may be made by the board of directors, by a nominating committee appointed by the board of directors, or by any shareholder entitled to vote for the election of directors. Nominations other than those made by the board of directors or its nominating committee are to be in writing and must be delivered or mailed to the president of Winter Sports not less than thirty (30) days nor more than sixty (60) days prior to the annual meeting of shareholders. If any of the nominees become unavailable for election for any presently unforeseen reason, the discretionary authority provided in the proxy will be exercised to vote for any alternate nominee who may be designated by the board of directors.

Board Committees

The Audit Committee members are Charles R. Abell, Jerome T. Broussard, Jerry J. James, and Charles P. Grenier, who replaced Dennis L. Green on the Audit Committee as of November 21, 2002. Our chief executive officer and chief financial officer ordinarily attended audit committee meetings for the purpose of providing information and answering questions, but the audit committee also meets in executive session and meets periodically with Winter Sports' certifying accountants outside the presence of management. The Audit Committee held six (6) meetings during the fiscal year ended May 31, 2003. Functions of the Audit Committee include annually recommending an independent auditor, and receiving


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and reviewing the reports submitted by them. The Audit Committee also oversees and determines the duties and responsibilities of the internal accounting staff, and receives and reviews reports submitted by the internal staff.

The Incentive/Compensation Committee members are Dennis L. Green, Charles P. Grenier, Jerry J. James, Darrel R. (Bill) Martin and Michael Muldown. Functions of the Incentive/Compensation Committee include negotiations and approval of executive employment agreements and periodic executive performance evaluations. During fiscal year 2003, two meetings were held by the Incentive/Compensation Committee.

Members of the Executive Committee are Dennis L. Green, Brian T. (Tim) Grattan, Jerry J. James, Michael T. Jenson and Darrel R. (Bill) Martin. The Executive Committee held no meetings during the fiscal year ended May 31, 2003.

Members of the Nominating Committee are Jerome J. Broussard, Dennis L. Green, Charles P. Grenier, Michael T. Jenson and Michael J. Muldown. No meetings were held by the Nominating Committee during the fiscal year ended May 31, 2003. Shareholders may submit nominations for the board of directors by making such nominations in writing to be delivered or mailed to the president of Winter Sports not less than thirty (30) days, nor more than sixty (60) days, prior to the annual meeting of shareholders.

Meetings of Board of Directors and Committees

During the fiscal year ended May 31, 2003, the board of directors held twelve
(12) meetings. During their term in office all directors attended 75% or more of the total number of the meetings of the board of directors and all committees of the board of directors on which a director served.

Directors' Compensation

Our non-employee directors received an annual fee of $ 6,500 during fiscal year 2003. Directors are paid on a pro rata basis for the months they serve as a director of Winter Sports during each fiscal year. No additional fees are paid for serving on a committee of the board of directors.

                                VOTING SECURITIES
                                       AND
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Voting Securities

The only voting securities of Winter Sports are shares of common stock, of which there were 988,668 shares outstanding as of ____________, 2003. Each share is entitled to one vote, except that cumulative voting is permitted in the election of directors.

Beneficial Owners

To Winter Sports' knowledge, the following were the only beneficial owners of 5% or more of the outstanding common stock of Winter Sports as of ______________, 2003. Except as otherwise specified, each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his or her name.

                                    Shares of Common       Percentage of Shares
Name                                           Stock                Outstanding
--------------------------------------------------------------------------------
Dennis L. Green                              248,866(1)                    25.1%
P.O. Box 1888 Kalispell, MT 59903

Richard A. Dasen and                         247,389(2)                    25.0%
Susan D. Dasen
400 West Valley Drive
Kalispell, MT 59901

Budget Finance                               247,096(1),(2)                25.0%
P.O. Box 22
Kalispell, MT 59903

Jerome T. Broussard                          102,000(3)                    10.3%
P.O. Box 428
Whitefish, MT 59937

Mary Jane Street Living                       73,177(4)                     7.4%
Trust
P.O. Box 806 Whitefish, MT 59937

Mary Jane Street                              73,177(4)                     7.4%
P.O. Box 806
Whitefish, MT 59937

Darrel R. (Bill) Martin                       50,053(5)                     5.1%
1429 Hwy. 2 West
Kalispell, MT 59901


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----------

(1) Mr. Green owns 1,421 shares and shares investment and voting power with respect to 247,096 shares owned by Budget Finance, a wholly owned subsidiary of Dasen Company. Mr. Green is a shareholder, a director and president of Dasen Company and is president of Budget Finance. Also includes 349 shares held by a son, over which Mr. Green shares voting power.

(2) Mr. and Mrs. Dasen own 293 shares directly and share investment and voting power with respect to 247,096 shares owned by Budget Finance, a wholly owned subsidiary of Dasen Company. Mr. and Mrs. Dasen are the controlling shareholders of Dasen Company.

(3) Includes 102,000 shares owned by a limited partnership controlled by Mr. Broussard. Mr. Broussard shares voting and investment power over these shares.

(4) Mary Jane Street has investment and voting power with respect to the 73,177 shares owned by the Mary Jane Street Living Trust.

(5) Mr. Martin owns 25,036 shares and shares investment and voting power with respect to 25,017 shares held in a trust held by his wife.

Management

The following table sets forth as of _____________, 2003 as to the number of shares of common stock owned by (i) each director and nominee, (ii) the executive officers named in the Summary Compensation Table and (iii) all directors and executive officers named in the Summary Compensation Table as a group. Except as otherwise specified, each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

                                     Shares of Common      Percentage of Shares
Name                                            Stock               Outstanding
--------------------------------------------------------------------------------
Charles R. Abell                               14,794                       1.5%

Jerome T. Broussard                           102,000                      10.3%

Brian T. (Tim) Grattan                         13,793                       1.4%

Dennis L. Green                               248,866(1)                   25.2%

Charles P. Grenier                              1,000                         *

Jerry J. James                                    150                         *

Michael T. Jenson                              20,708(2)                    2.1%

Darrel R. (Bill) Martin                        50,053(3)                    5.1%

Michael J. Muldown                                800                         *

Michael J. Collins (4)                         44,510                       4.5%

All directors and executive                   496,674                      50.2%
officers as a group (10
persons)

----------

*     Less than 1%

(1) Mr. Green directly owns 1,421 shares and shares investment and voting power with respect to 247,096 shares which are owned by Budget Finance, a wholly-owned subsidiary of Dasen Company. Mr. Green is a shareholder, a director and president of Dasen Company and is president of Budget Finance. Also includes 349 shares owned by a son, over which Mr. Green shares voting power.

(2) Mr. Jenson owns 162 shares and shares voting power with respect to 22 shares held by his wife and 20,524 shares held in a Trust.

(3) Mr. Martin owns 25,036 shares and shares investment and voting power with respect to 25,017 shares held in a trust held by his wife.

(4) Effective as of September 1, 2003, Michael Collins resigned as President and Chief Executive Officer of Winter Sports. Winter Sports has agreed to repurchase his shares as described in "Compensation of Executive Officers
      - Employee Agreements."

                               EXECUTIVE OFFICERS

Michele Reese, age 53, was hired to manage Winter Sports' Guest Services, Marketing and Communications departments in December, 1997. In 1998 she was elected executive vice president and in 2001 Ms. Reese was elected Chief Operating Officer. Ms. Reese served as senior vice president of marketing and sales for the Disneyland Resort in Anaheim, California from 1994 until 1997 and served as executive vice president of marketing and sales at Universal Studios Hollywood from 1993 until 1994. Ms. Reese is the owner and president of Beargrass Marketing of Whitefish, Montana, and worked as a consultant for Winter Sports in 1994. She is also the president of Big Mountain Club, LLC, vice chairman of the TIA Foundation, a member of the USA Marketing Counsel and serves as a board member of Big Mountain Commercial Association. She was named as a commissioner of the California Tourism Marketing Council in 1997. Ms. Reese was re-appointed by Governor Marks to serve a three- year term on the Travel Advisory Council for Montana in 2002. In 2002 she was appointed by Governor Marks to a three-year term on the State Parks Futures Committee.

Jami M. Phillips, age 44, was appointed Treasurer of Winter Sports in January, 2000 and Chief Financial Officer in September, 2000. Ms. Phillips was employed at Southern Illinois Regional Social Services, Inc. of Carbondale, Illinois as financial director from 1997 to 1999. She served as senior auditor at Kerber, Eck & Braeckel, LLP, from 1996 to 1997 and as senior auditor at Barnett & Levine, LLP, from 1995 to 1996. Both firms are public accounting firms located in Carbondale, Illinois. Ms. Phillips serves as vice president of Moose Run Homeowners Association, treasurer of Big Mountain Water Company, treasurer of Glacier Village Association, President of Kintla Lodge Condominium Association, Secretary-Treasurer of Big Mountain Club LLC, and Secretary-Treasurer of Big Mountain Development Corporation. Ms. Phillips also serves on the board of Anapurna Condominium Association.

Sandra K. Unger, age 62, was appointed Corporate Secretary in October, 1996 and is Manager of Corporate Administration. She served as Assistant Corporate Secretary from 1985 until 1996 and has been an employee of Big Mountain since 1962. Mrs. Unger previously served as a director and secretary of Summit House Restaurant & Bar, Inc., as a member of the board of directors of the Whitefish Credit Union and as secretary of Big Mountain Sewer District.

All officers are elected at the annual meeting of the board of directors immediately following the annual meeting of shareholders and serve at the pleasure of the board of directors.

                       COMPENSATION OF EXECUTIVE OFFICERS

The following table sets forth certain information regarding compensation paid during each of Winter Sports' last three fiscal years to Winter Sports' chief executive officer. No other executive officers serving at the end of fiscal year 2003 received compensation exceeding $100,000.

                           Summary Compensation Table

--------------------------------------------------------------------------------
Name and
Principal Position                 Fiscal Year      Salary ($) (1)     Bonus ($)
--------------------------------------------------------------------------------
Michael J. Collins (2)                    2003            $115,895       $     0
                                   ---------------------------------------------
President and Chief Executive             2002            $109,854       $53,680
                                   ---------------------------------------------
Officer                                   2001            $110,263       $     0
                                   ---------------------------------------------

--------------------------------------------------------------------------------

----------

      (1)   Includes amounts paid pursuant to Winter Sports' 401(k)Retirement
            Plan.

      (2) Effective as of September 1, 2003, Michael Collins resigned as President and Chief Executive Officer of Winter Sports.

Employee Agreements

Michael J. Collins -- On September 1, 2003 Mr. Collins resigned as President and Chief Executive Officer of Winter Sports, resulting in Winter Sports entering into a Separation Agreement and Release of Claims with him. Under the agreement, Mr. Collins is entitled to receive as severance three installment payments equal to two years of his base salary. Winter Sports also agreed to repurchase one half of the shares owned by Mr. Collins, and gave Mr. Collins a put right to sell the other half of his shares back to Winter Sports before September 1, 2006. In addition, Winter Sports agreed to transfer a 1996 Isuzu Trooper to Mr. Collins, and issue 4 season ski passes for Big Mountain Resort to Mr. Collins for the next 6 years. The Separation Agreement terminated an employment agreement between Mr. Collins and Winter Sports which provided for a performance-based cash bonus to be paid to Mr. Collins based upon Winter Sports' net income before taxes in each fiscal year. Mr. Collins was not awarded a bonus for the fiscal year ended May 31, 2003.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In December 2001, Winter Sports entered into a $1,428,000 loan agreement with the Whitefish Credit Union to finance the purchase of lands from Stoltze Land and Lumber Company. The loan agreement requires payment of interest and principal in the amount of $125,000 per year beginning January 1, 2002, with the entire unpaid balance due January 1, 2007. The outstanding balance at May 31, 2003 was $1,340,705. Charles R. Abell, a director of Winter Sports, is the president and chief executive officer of the Whitefish Credit Union.

              SECTION 16 BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934 requires Winter Sports' directors, executive officers and persons who own more than 10% of Winter Sports' common stock, to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Winter Sports. Officers, directors and greater than 10% shareholders are required by the SEC regulation to furnish Winter Sports with copies of all Section 16(a) reports they file. To Winter Sports' knowledge, based solely on review of the copies of such reports furnished to Winter Sports or advice from reporting persons that no filings were required, during the last fiscal year all officers, directors and beneficiary owners of 10% of our common stock have complied with the Section 16(a) filing requirements.

 ITEM 2 - AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF WINTER SPORTS' COMMON STOCK

The board of directors has authorized, and recommends for your approval, the Reverse Split, which has two separate implications:

            o the Reverse Split, in which each pre-split share of common stock will be converted to 1/150 of one share of post-split common stock as of the Effective Time; and

            o the payment of $2,625 per post-split share, which equates to a value of $17.50 per pre-split share, for each fractional share resulting from the Reverse Split.

If the Reverse Split is approved by shareholders, the Reverse Split will become effective upon the filing with the Montana Secretary of State of an amendment to Winter Sports' Articles of Incorporation in the form of Annex A.

If you own fewer than 150 pre-split shares and want to remain a Winter Sports shareholder after the Effective Time, you may do so by acquiring enough shares so that at the Effective Time you own 150 or more pre-split shares. Due to the extremely limited trading market for Winter Sports stock, however, you may have difficulty purchasing enough shares to remain a Winter Sports shareholder. If you own shares in a variety of accounts or record entries and wish to combine your various holdings so that you own 150 or more pre-split shares at the Effective Time, you should instruct your brokers or other fiduciaries to consolidate your shares into a single record entry in a timely manner so that all your shares will be aggregated before the Reverse Split.

                                  RISK FACTORS

Some of the material contained in this proxy statement is "forward looking information" within the meaning of Section 21D of the Exchange Act. Forward looking information discussed in this proxy statement includes management's plans and objectives for effecting the Reverse Split and the benefits we expect to derive from that transaction. Predictions of future events are inherently uncertain, and you should not construe these statements as promises of anticipated courses of action or as assurances of expected outcomes. Many of the forward looking statements in this proxy statement can be identified by the use of future-tense or predictive verbs such as "will," "are expected to," "should," "may" and words of like meaning or implication. A number of factors that are beyond management's control may cause us to deviate from our expectations as stated herein, and we may be unable to attain the desired results. Some of the factors that could cause us to deviate from our plans or to vary from our expectations are set forth in this section, but given the unpredictability of future economic, business and operational events, and the wide variety of factors that could affect those events, you should not assume this list is complete. Moreover, management cannot undertake to update these factors and will not provide subsequent guidance about such matters unless required by the Exchange Act.

Risks Associated With Remaining A Shareholder

We may not realize the intended benefits from the Reverse Split.

We are proposing the Reverse Split for your consideration and vote with the primary goal of reducing administrative costs that consist of legal and accounting fees associated with our Exchange Act filings and mailings and related costs associated with communicating with large numbers of shareholders and in freeing substantial management time and attention that is currently devoted to Exchange Act compliance. We will not effect the Reverse Split, even if the shareholders approve that proposal, unless management determines that the Reverse Split would reduce the number of record shareholders to fewer than 300, but even if we do conclude the Reverse Split we may face unanticipated administrative or other expenses that equal or exceed the amount of the expected savings.

The lack of liquidity for shares of our common stock following the Effective Time may adversely affect the value of our shares.

Following the Reverse Split, we will have fewer than 300 shareholders. As a result, we are entitled to, and we intend to de-register our common stock under the Exchange Act. Once we de-register our common stock, our shares will no longer be traded on the OTC and we will no longer file reports with the SEC. As a result, there will be no effective public trading market for our shares and shareholders desiring to sell their shares may find it difficult or impossible to find a buyer for their shares. This lack of liquidity will adversely affect your ability to sell your shares and may reduce the price a buyer, if any, is willing to pay for the shares.

We do not intend to pay cash dividends or make other distributions to our shareholders in the foreseeable future.

We have not paid cash dividends during the last 20 years and we do not intend to do so in the foreseeable future. Unless and until we declare and pay dividends, shareholders will not receive any distribution with respect to their shares.

Continuing shareholders will remain subject to the operational and other risks facing Winter Sports, and those risks, if realized, could reduce the value of their shares of common stock.

Following the Reverse Split, we will continue to face many of the same business, financial and operational risks we have faced in the past and that have been described in our annual report. There is no guarantee that we will be able to adequately address these risks and the value of your shares may never reach $17.50 or more per pre-split share (or $2625 per post-split share).

Risks Associated with Not Being A Shareholder

Shareholders who are cashed out will forfeit the opportunity to participate in any future growth in the value of their shares.

Shareholders who are cashed out in the Reverse Split will no longer be shareholders in Winter Sports (unless they subsequently acquire shares from other shareholders after the Effective Time) and thus will no longer participate in any growth in the value of their shares that may occur in the future. It is possible that the value of our shares could exceed $17.50 per pre-split share (or $2625 per post-split share) in the future.

             RECOMMENDATION OF THE BOARD OF DIRECTORS AND AFFILIATES

The board of directors and the Affiliates have unanimously determined that the Reverse Split and the related transactions are both substantively and procedurally fair to, and in the best interest of, Winter Sports and our shareholders and unanimously recommends a vote "FOR" the proposal to approve the Reverse Split and the related transactions described in this proxy statement.

         BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT

Background

We have approximately 917 shareholders of record, and many of those shareholders hold small numbers of shares. As of _____________, 2003, approximately 664 shareholders of record of our publicly-traded shares of common stock owned fewer than 150 shares. At that time, these shareholders represented approximately 72% of our record shareholders, but only 2.5% of the total number of outstanding shares of our publicly-traded common stock. By reducing the number of shareholders, we expect to deregister our common stock under the Exchange Act and to reduce the number of shareholders with whom we are required to communicate, thus reducing two substantial components of our general and administrative expense. Management expects to invest those savings in other areas of our business operations with the hope of improving service for our customers and our community and improving profitability for Winter Sports. While we do not expect to pay dividends in the foreseeable future, we believe that the expected improvements to profitability will increase the value of Winter Sports, and concomitantly, the value of our common stock.

Reasons for the Reverse Split

We expect to benefit from substantial cost savings as a result of the Reverse Split, and management has estimated that these costs will amount to approximately $200,000 during the fiscal year following the Reverse Split. These savings will include reduced legal and accounting fees resulting from deregistration under the Exchange Act, as well as lower costs of communicating with shareholders as a result of reducing the number of shareholders by liquidating shares in the Reverse Split. Our legal and accounting fees for Exchange Act compliance and related matters during fiscal 2003 are estimated to reach approximately $100,000.

Additionally, the Sarbanes-Oxley Act of 2002 and the well-publicized corporate scandals that led to the passage of that statute have had a dramatic impact on the cost of director and officer liability insurance for companies whose stock is registered under the Exchange Act. For example, whereas our director and officer insurance in fiscal 2000 was approximately $59,040, our estimated premium for fiscal 2003 is $102,358. If we were a privately held company whose stock was not registered under the Exchange Act, management estimates that our director and officer insurance for fiscal 2003 would have cost approximately $50,000.

The cost of delivering information to and corresponding with each beneficial owner is the same regardless of the number of shares that person owns. Therefore, our costs to deal with small holders to maintain such small accounts are disproportionately high when compared to the total number of shares involved. In fiscal 2004, assuming that the Reverse Split does not occur, we expect that we will spend approximately $15 per registered shareholder for transfer agent and other administrative fees and for printing and postage costs to mail proxy materials and the annual and periodic reports required to be distributed to shareholders under the Exchange Act. In addition, in 2003, assuming that the Reverse Split does not occur, we expect to spend approximately $20 communicating with each shareholder who holds shares in "street name" through a nominee (i.e., a bank or broker). Because many of our shareholders own very small numbers of shares, the cost of communicating with these shareholders is thus quite substantial in comparison to those persons' investment in Winter Sports. In the aggregate, management estimates that if the Reverse Split is completed based upon the number of small shareholders identified as of the Record Date, we will save approximately $4,510 per fiscal year in reduced printing and mailing costs alone.

The direct savings outlined in this section do not include the substantial attention management must devote to compliance with federal securities laws that would be inapplicable if Winter Sports were to deregister its common stock under the Exchange Act. Thus, if the Reverse Split is approved, management estimates that Winter Sports will benefit by quantifiable annual savings in the first post-transaction fiscal year of approximately $200,000, and we believe the intangible benefits that would be derived if our executive officers were allowed to focus the additional attention on operations and financial management would further enhance Winter Sports' financial performance and allow Winter Sports to provide improved services to its customers and to the Flathead Valley community.

Finally, the Reverse Split will provide shareholders with fewer than 150 pre-split shares with an efficient way to cash out their investment in Winter Sports because we will pay all transaction costs such as brokerage or service fees incurred in the Reverse Split. Otherwise, shareholders who liquidated small holdings would likely incur brokerage fees disproportionately high relative to the market value of their shares. The Reverse Split will eliminate these problems for most shareholders with small holdings.

Factors considered by the Board of Directors and Affiliates

In considering whether to recommend to the shareholders the approval of the Reverse Split and the related transactions, the following material positive factors were discussed by the board of directors.

      o We will pay an amount equal to $2,625 per post-split share (which equates to $17.50 per pre-split share) for each fractional share following the Reverse Split. This consideration represents a premium of approximately 35% over the last reported sale price immediately prior to the board's adoption of the resolution approving the Reverse Split on September 10, 2003. This amount also represents a premium of approximately 60% over the current book value per share of $10.45. Given that Winter Sports incurred a loss in fiscal 2003, there is no meaningful relationship between the consideration to be paid for fractional shares and trailing earnings per basic share.

      o The board received a fairness opinion from Willamette to the effect that the consideration is fair from a financial point of view to the unaffiliated shareholders who will receive payment for fractional shares.

      o Management and Winter Sports' attorneys and accountants estimated that they anticipate reductions in the expenses of compliance with the reporting requirements of U.S. securities laws and in the cost of director and officer liability insurance.

      o Management has estimated that the going private transaction will free significant management time and attention that can be devoted to Winter Sports' core business.

      o Management has estimated that they anticipate substantial annual reductions in administrative expenses associated with administering a large number of shareholder accounts and in time spent responding to shareholder requests.

      o Shareholders who wish to remain shareholders may be able to purchase sufficient shares in advance of the Effective Time to cause them to own more than 150 pre-split shares (so long as such purchases would not defeat the purpose of the Reverse Split, in which case the Reverse Split would be abandoned).

The board of directors also considered the following factors of the Reverse Split and related transactions, which factors the board of directors views as detriments to proceeding with the transaction.

      o Following the closing, the shareholders with fewer than 150 pre-split shares will cease to participate in the future growth of Winter Sports, if any, or benefit from increases, if any, in the value of Winter Sports.

      o The payment for fractional shares is a taxable transaction for shareholders.

      o Winter Sports' stock will become less liquid since there no longer will be any established public market to trade our common stock.

The board did not assign any relative weight to any of the foregoing factors, nor did the board discuss whether any single factor or a combination of factors, or any specific cost-saving targets, would have been dispositive to their decision or recommendation.

The board of directors considered several alternative transactions that might have reduced the number of shareholders to fewer than 300 holders of record but, ultimately determined the Reverse Split was chosen as the preferred method. Management analyzed and discussed with the board the alternatives available to Winter Sports. In making this analysis, management considered three alternative strategies.

Cash Tender Offer. One means by which Winter Sports might have reduced the number of shareholders below the 300 shareholder limit was to launch a cash tender offer or to cooperate with one or more of the Affiliates in doing so. This approach carries transaction costs similar to the Reverse Split, but there was no way to be certain that a tender offer would have the desired effect because, it was believed, many holders of small numbers of shares would not make the effort to tender their shares of common stock. Winter Sports' previous efforts to repurchase outstanding shares did not succeed in significantly reducing the number of shareholders. Thus the board discarded this approach because it did not wish to make such a significant investment in management time, legal and accounting fees, and administrative costs without some assurance that the investment would promote the going-private objective.

"Cash-Out" Merger. The board also considered the possibility that it might eliminate small shareholders by forming another entity and causing Winter Sports to merge into that entity, with the new entity to be the survivor and with equity interests exchanged in a ratio that would have an effect similar to the Reverse Split. This approach was discarded because the board did not perceive a significant need for a new entity, and the effect of this approach was otherwise substantially similar to the Reverse Split as currently structured.

Combination Reverse-Split/Forward-Reverse Split. One other approach that was discussed extensively was to have Winter Sports effect a 150 to 1 reverse split, followed immediately by a 1 to 150 forward split, in a manner that would have caused the holders of fewer than 150 pre-split shares to receive cash, but holders of 150 or more pre-split shares to hold, after both transactions were completed, the same number of shares they held prior to the transaction. The board considered this structure as a means to save the cost of liquidating any portion of the holdings of any shareholder who would have retained ownership of common stock following the transaction, an amount management estimated at approximately $105,000. This structure was discarded for two reasons. First, although at least one similar transaction has been publicly announced and concluded, that transaction was completed under Delaware law. Shareholders whose shares were to be liquidated in the comparable transaction brought suit to enjoin the transaction, but the Delaware supreme court found in favor of the company. However, Montana law is unclear on this point, and the board ultimately decided that the lack of clarity posed an unsuitable risk to Winter Sports. Second, the board was concerned because the two-step process could have been construed to have treated large shareholders more favorably than small shareholders, because after the transaction the small holders would have been cashed out, but the larger holders would have held exactly the same number they held before the transaction was concluded. For these reasons, the board selected the Reverse Split as the preferred approach.

                       FINANCIAL TERMS OF THE TRANSACTION

Winter Sports retained an independent financial advisor, Willamette, to render an opinion as to the fairness of the consideration to be paid to unaffiliated shareholders holding fewer than 150 pre-split shares of record in any one account and the fairness of the Reverse Split to Winter Sports and its remaining shareholders. The Reverse Split is expected to result in the cash-out of approximately 281 shares of common stock at the consideration to be paid for fractional shares ($2,625 per post-split share, which correlates with $17.50 per pre-split share), for a total consideration of approximately $737,940. No shareholder is expected to receive a payment of more than $2,607.50, which represents 149 pre-split shares (the largest number of pre-split shares which could be cashed out) multiplied by $17.50. No independent committee of the board of directors has reviewed or approved the fairness of the Reverse Split. No unaffiliated representative was retained by Winter Sports or by a majority of outside directors to act on behalf of the shareholders for the purpose of negotiating the terms of the Reverse Split or preparing a report concerning the fairness of the Reverse Split.

The consideration of $2,625 per post-split share ($17.50 per pre-split share) reflects an approximately 35% premium over the last reported sale price of $13.00 as reported for the common stock on the OTC on September 9, 2003, the trading day before the board of directors determined the consideration. As of that date, the last reported sale of Winter Sports common stock had occurred on May 20, 2003, at a price of $13.00 per share. Subsequent to the board's determination, on September 10, 2003, 800 shares of common stock were traded at a price of $13.00 per share, and on September 11, 2003, 200 shares traded at $14.50 per share. When the board of directors convened on September 18, 2003 to receive Willamette's opinion as to the fairness, from a financial point of view, of the consideration to be paid to the shareholders who will receive cash in lieu of fractional shares, the board was informed of the more recently reported trades. The directors discussed among themselves and with Willamette the import of the more recent trades and, given the price and volume mix and the then-current published bid and ask prices, the board determined not to adjust the consideration. Thereafter, Willamette rendered an oral opinion to the board of directors that the consideration was fair, from a financial point of view, to the shareholders who would receive a cash payment in lieu of fractional post-split shares.

The board of directors also believes that the Reverse Split is substantively fair to all unaffiliated shareholders. Present shareholders (including those whose shares are expected to be cashed out) generally will have an opportunity both to evaluate all of the information contained herein and to compare the potential value of an investment in Winter Sports with that of other available investments. The board of directors believes that the Reverse Split is procedurally fair to our unaffiliated shareholders because the Reverse Split is being effected in accordance with all requirements under Montana law and hence will require the affirmative vote of the holders of a majority of Winter Sports' outstanding common stock. In addition, between the date hereof and the Effective Time all shareholders of Winter Sports will have an opportunity to adjust the number of pre-split shares owned by them so that holders who would otherwise be cashed out can continue to be shareholders, and continuing holders can so divide or otherwise adjust their existing holdings as to become cashed-out shareholders as to some or all of their pre-split shares. Sandi Unger, the Corporate Secretary, will be cashed-out as a shareholder unless she increases her holdings of common stock before the Effective Time, and two executive officers, Michele Reese and Jami Phillips, do not presently own any shares of common stock. No other Affiliate is expected to adjust, his or her holdings so as to become a cashed-out shareholder. We believe that, in determining the consideration, our directors were conscious of the importance of the issues (including those that adversely affect continuing shareholders as well as those that affect cashed-out shareholders) and acted in accordance with their fiduciary duties to Winter Sports and our shareholders.

Each Affiliate of Winter Sports who owns shares of common stock has advised Winter Sports that he or she intends to vote his or her shares in favor of the Reverse Split.

The board of directors retains the right to reject (and not implement) the Reverse Split (even after approval thereof) if it determines subsequently that the Reverse Split is not then in the best interests of Winter Sports and its shareholders. If the Reverse Split is not approved, or, if approved, is not implemented, the proposed deregistration of Winter Sports' common stock cannot be completed.

Source of Funds and Financial Effect of the Reverse Split

The Reverse Split and the use of approximately $225,000 cash to complete the Reverse Split, which includes professional fees and other expenses related to the transaction and payments to be made in lieu of issuing fractional shares, are not expected to have any material adverse effect on Winter Sports' capitalization, liquidity, results of operations or cash flow. Because the actual number of pre-split shares which will be purchased by Winter Sports is unknown at this time, the total cash to be paid to shareholders by Winter Sports is unknown, but is estimated to be not more than $737,940.

Winter Sports expects to be able to finance the Reverse Split through its working capital and, to the extent the board deems necessary, by borrowing against our existing credit lines.

Structure of the Reverse Split

Each shareholder who holds a fractional share immediately following the Effective Date will be entitled to receive payment of $2,625.00 per post-split share (which equates to a value of $17.50 per pre-split share) multiplied by the amount of the post-split fractional share. Shareholders who hold 150 or more pre-split shares will remain shareholders in Winter Sports but will own a whole number of post-split shares equal to 1/150 the number of pre-split shares they held immediately before the Effective Time; these shareholders will receive the same cash payment in respect of each fractional share that results from the Reverse Split.

The Reverse Split includes the Reverse Split and cash payment for any remaining fractional shares following the Reverse Split. If the Reverse Split is approved by shareholders, the Reverse Split is expected to occur at [6:00] p.m. on the Effective Date. Upon consummation of the Reverse Split, each shareholder of record on the Effective Date will receive one share of common stock for each 150 pre-split shares held in his or her account at that time. Each shareholder who holds a fractional share immediately following the Effective Date will be entitled to receive payment of $2,625.00 per post-split share (which equates to a value of $17.50 per pre-split share) multiplied by the amount of the post-split fractional share. Shareholders who hold 150 or more pre-split shares will remain shareholders in Winter Sports but will own a whole number of post-split shares equal to 1/150 the number of pre-split shares they held immediately before the Effective Time; these shareholders will receive the same cash payment in respect of each fractional share that results from the Reverse Split. Each shareholder who holds less than 150 per-split shares (also referred to as a "Cashed-Out Shareholder") will receive a cash payment instead of fractional shares. We intend for the Reverse Split to treat shareholders holding common stock in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names, and nominees will be instructed to effect the Reverse Split for their beneficial holders. Accordingly, we also refer to those street name holders who receive a cash payment instead of fractional shares as "Cashed-Out Shareholders." However, nominees may have different procedures and shareholders holding shares in street name should contact their nominees.

In general, the Reverse Split can be illustrated by the following examples:

Hypothetical Scenario                     Result

Mr. Brown is a registered shareholder     After the Reverse Split, Mr. Brown
who holds 75 shares of common stock in    would hold a 1/2 share, which would be
his account prior to the Reverse          converted into the right to receive
Split.                                    cash instead of receiving a fractional
                                          share. Thus, Mr. Brown would receive
                                          $1,312.50 (1/2 post-split share x
                                          $2,625).

                                          Note: If Mr. Brown wants to continue
                                          his investment in Winter Sports, prior
                                          to the Effective Time, he can buy at
                                          least 75 more shares. Mr. Brown would
                                          have to act far enough in advance of
                                          the Reverse Split so that the purchase
                                          is completed and the additional shares
                                          are credited in his account by the
                                          close of business (Eastern time) on
                                          the Effective Time.

Ms. Black has two separate record         Ms. Black will receive cash payments
accounts. As of the Effective Time,       equal to the cash- out price of her
she holds 50 shares of common stock in    common stock in each record account
one account and 100 shares of common      instead of receiving fractional
stock in the other. All of her shares     shares. Ms. Black would receive two
are registered in her name only.          checks totaling $2,625 (1/3 post-split
                                          shares x $2,625 = $875; 2/3 post-split
                                          shares x $2,625 = $1,750)

                                          Note: If Ms. Black wants to continue
                                          her investment in Winter Sports, she
                                          can consolidate or transfer her two
                                          record accounts prior to the Effective
                                          Time into an account with at least 150
                                          pre-split shares of common stock.
                                          Alternatively, she can buy at least
                                          100 more shares for the first account
                                          and 50 more shares for the second
                                          account, and hold them in her account.
                                          She would have to act far enough in
                                          advance of the Reverse Split so that
                                          the consolidation or the purchase is
                                          completed and the transfer agent has
                                          been notified by the close of business
                                          (Mountain Standard Time) on the
                                          Effective Date.

Mr. Blue holds 150 shares of common       After the Reverse Split, Mr. Blue will
stock as of the Effective Time.           own one share of common stock.

Mr. Yellow holds 200 shares of common     After the Reverse Split, Mr. Yellow
stock as of the Effective Time.           would hold 1-1/3 shares, which would
                                          result in Mr. Yellow owning, from and
                                          after the Effective Time, one share
                                          and having the remaining 1/3 share
                                          converted into the right to receive
                                          cash. Thus Mr. Yellow will hold one
                                          share of common stock and will have
                                          received cash in the amount of $875
                                          ((1/3 post-split share x $2,625).

Ms. Orange Holds 25 shares of common      Winter Sports intends for the Reverse
stock in her name in a brokerage          Split to treat shareholders holding
account as of the Effective Time.         shares of common stock in street name
                                          through a nominee (such as a bank or
                                          broker) in the same manner as
                                          shareholders whose shares are
                                          registered in the beneficial owner's
                                          name. Nominees will be instructed to
                                          effect the Reverse Split for their
                                          beneficial holders. If this occurs,
                                          Ms. Orange will receive, through her
                                          broker, a check for $437.50 (1/6
                                          post-split share x $2,625). However,
                                          nominees may have a different
                                          procedure and shareholders holding
                                          shares of common stock in street name
                                          should contact their nominees.

Effect on Shareholders

If approved by shareholders at the shareholder meeting and implemented by the board of directors, the Reverse Split will affect Winter Sports shareholders as follows:

Shareholder Before Completion of the
Reverse Split                             Net Effect After Completion

Registered shareholders holding 150 or    Shares will no longer be eligible for
more shares of common stock               trading on the OTC Bulletin Board

                                          They will hold 1/150th fewer shares
                                          and any fractional shares will be
                                          cashed out in an amount equal to the
                                          value of such fractional interest.

Registered shareholders holding fewer     Shares will be converted into $17.50
than 150 of shares of common stock        per pre-split share of common stock
                                          outstanding.

Shareholders holding common stock in      We intend for the Reverse Split to
street name through a nominee (such as    treat shareholders holding common
a bank or broker)                         stock in street name through a nominee
                                          (such as a bank or broker) in the same
                                          manner as shareholders whose shares
                                          are registered in their names.
                                          Nominees will be instructed to effect
                                          the Reverse Split for their beneficial
                                          holders. However, nominees may have
                                          different procedures and shareholders
                                          holding shares in street name should
                                          contact their nominees.

Effect of the Reverse Split on Winter Sports

Our Articles of Incorporation currently authorize us to issue 1,262,500 shares of common stock. As of the Record Date, 988,668 shares of common stock were outstanding. Based upon Winter Sports' best estimates, if the Reverse Split had been consummated as of the Record Date, the number of outstanding shares of common stock would have been reduced by the Reverse Split from 988,668 to approximately 6,310, and the number of record holders from 917 to approximately 254.

Our common stock is currently registered under Section 12(g) of the Exchange Act and, as a result, we are subject to the periodic reporting and other requirements of the Exchange Act. As a result of the Reverse Split, we will have less than 300 holders of record of our publicly-traded common stock and the requirement that Winter Sports maintain its registration under the Exchange Act will terminate and it will become a "private" company. As a result of Winter Sports' deregistration, our shares of common stock will no longer trade on the Over-The-Counter Electronic Bulletin Board (the "OTC"). In connection with the proposed Reverse Split, we have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3").

Based on the aggregate number of shares owned by holders of record of fewer than 150 pre-split shares as of the Record Date, Winter Sports estimates that payments of cash in lieu of the issuance of fractional shares to persons who held fewer than 150 pre-split shares of common stock immediately prior to the Reverse Split will total approximately $425,092.50 in the aggregate (162 shares multiplied by a consideration of $2,625 per share). Likewise, based on the aggregate number of shares owned by holders of more than 150 pre-split shares as of the Record Date, Winter Sports estimates that payments of cash in lieu of the issuance of fractional shares to persons who held more than 150 pre-split shares of common stock immediately prior to the Reverse Split will total approximately $312,847.50 in the aggregate.

The number of authorized shares will remain the same following consummation of the Reverse Split. The total number of outstanding shares of common stock following the Reverse Split will be reduced by 982,358. After the consummation of the Reverse Split and the buy out of fractional shares, the outstanding shares will represent about 0.50% of the total authorized shares of common stock.

Effect of the Reverse Split on the Affiliates.

Affiliates of Winter Sports, including executive officers and directors, will participate in the Reverse Split to the same extent as nonaffiliates. Other than Corporate Secretary Sandi Unger, who owns 19 shares of common stock, and executive officers Michele Reese and Jami Phillips, who do not own any shares of common stock, the Affiliates of Winter Sports all currently own sufficient shares of common stock (at least 150 each) so that they will all continue to be shareholders after the effectiveness of the Reverse Split. Ms. Reese, Phillips and Unger have not indicated that they intend to acquire additional shares of common stock and so would, following the Reverse Split, own no shares of common stock. As with all other remaining shareholders of Winter Sports, the percentage ownership by the Affiliates of the total outstanding shares after the Reverse Split may increase slightly. The amounts set forth in the table entitled "Security Ownership of Certain Beneficial Owners and Management" illustrate the effect on the Affiliates. The Reverse Split will not have a material effect on the Affiliates. The net book value per share as of May 31, 2003 (including accreted dividends) was $10.45 per share; if the Reverse Split had occurred as of that date, the net book value (including accreted dividends) would have been $1,484.77 per share, an increase of 14,108.3%. Net loss per share as of May 31, 2003, were ($0.57) per share; if the Reverse Split had been effected as of the same date, loss per share would have been ($125.43) per share, an increase of 21,905.2%. The effect of the Reverse Split Transaction on the interest of each Affiliate in the net book value of Winter Sports would be as follows: Charles R. Abell's interest would decrease by ($9,090), a decrease of (5.88%); Jerome T. Broussard's interest would decrease by ($56,256), a decrease of (5.28%); Brian
T. Grattan's interest would decrease by ($9,023), a decrease of (6.26%); Dennis
L. Green's interest would decrease by ($137,416), a decrease of

(5.28%); Charles P. Grenier's interest would decrease by ($1,541), a decrease of (14.75%); Jerry J. James's interest would decrease by ($83); a decrease of (5.28%); Michael T. Jenson's interest down decrease by ($11,500), a decrease of (5.31%); Darrel R. Martin's interest would decrease by ($28,625), a decrease of (5.47%); Michael J. Muldown's interest would decrease by ($936), a decrease of (11.2%).

The effect of the Reverse Split Transaction on the interest of each Affiliate in the earnings per share of Winter Sports would be as follows: Charles R. Abell's interest would decrease by ($3,860), a decrease of (45.77%); Jerome T. Broussard's interest would decrease by ($27,152), a decrease of (46.7%); Brian
T. Grattan's interest would decrease by ($3,522), a decrease of (45.18%); Dennis
L. Greens interest would decrease by ($66,235) a decrease of (46.69%); Charles
P. Grenier's interest would decrease by ($183), a decrease of (32.03%); Jerry J. James' interest would decrease by ($40); a decrease of (46.7%); Michael T. Jenson's interest down decrease by ($5,506), a decrease of (46.65%); Darrel R. Martin's interest would decrease by ($13,238), a decrease of (46.4%); Michael J. Muldown's interest would decrease by ($171), a decrease of (37.53%).

Consideration in Lieu of Shares

We will not issue any fractional shares in connection with the Reverse Split. Instead, if a shareholder holds fewer than 150 pre-split shares, we will pay $17.50 for each such pre-split share. We refer to this amount as the "consideration." Likewise, if a shareholder holds more than 150 pre-split shares and fractional shares will result from the Reverse Split, we will pay to the shareholder $17.50 per share for each such pre-split share that would become a fractional share as a result of the Reverse Split. The Effective Time will not be later than thirty (30) days following the date of the shareholder meeting.

All amounts payable to shareholders will be subject to applicable state laws relating to abandoned property. See "Escheat Laws" below. No service charges or brokerage commissions will be payable by shareholders in connection with the Reverse Split. Winter Sports will pay any fees that are imposed on shareholders holding fewer than 150 pre-split shares by any bank, nominee or brokerage. We will not pay interest on cash sums due any such shareholder pursuant to the Reverse Split.

Assuming the Reverse Split occurs, as soon as practical after the Effective Time we will mail a letter of transmittal to each holder of record immediately. The letter of transmittal will contain instructions for the surrender of the certificate or certificates to Winter Sports' exchange agent in exchange for any consideration or fractional share payment. No cash payment will be made to any shareholder until the shareholder has surrendered the outstanding certificate(s), together with the letter of transmittal, to Winter Sports' exchange agent. Dissenters' rights are available under the Montana Business Corporation Act to any shareholders who dissent from the proposed Reverse Split. See "Dissenters' or Appraisal Rights" below.

Conduct of Winter Sports' Business after the Reverse Split

We expect our business and operations to continue as they are currently being conducted and, except as disclosed in this document, the Reverse Split is not anticipated to have any effect upon the conduct of our business. If the Reverse Split is consummated, all persons owning fewer than 150 pre-split shares of common stock will no longer have any equity interest in and will not be shareholders of Winter Sports and, therefore, will not participate in our future potential or earnings and growth. Instead, each such owner of common stock will have the right to receive, upon surrender of stock certificate, the Purchase Price per share in cash, without interest.

In addition, individuals who are members of the board of directors and of management of Winter Sports now owning approximately 45% of the common stock will own approximately 47% of the common stock after the Reverse Split. These figures do not include common stock owned by Michael Collins, who resigned as President and Chief Executive Officer effective September 1, 2003.

Other than as described in this proxy statement, neither Winter Sports nor our management has any current plans or proposals to effect any extraordinary corporate transaction such as a Reverse Split, reorganization or liquidation; to sell or transfer any material amount of our assets; to change our board of directors or management; to change materially our indebtedness or capitalization; or otherwise to effect any material change in our corporate structure of business.

                  MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material anticipated U.S. federal income tax consequences of the Reverse Split to shareholders of Winter Sports. It should be noted that this discussion is based upon the U.S. federal income tax laws currently in effect and as currently interpreted. This discussion does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effect. This discussion is provided for general information only, and does not purport to address all aspects of the range of possible U.S. federal income tax consequences of the Reverse Split and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this discussion does not account for or consider the U.S. federal income tax consequences to shareholders of Winter Sports in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This discussion does not discuss any consequence of the Reverse Split under any state, local or foreign tax laws.

No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the U.S. federal income tax consequences to the shareholders of Winter Sports in connection with the Reverse Split. Accordingly, each shareholder is encouraged to consult his or her tax adviser regarding the specific tax consequences of the Reverse Split to such shareholder, including the application and effect of federal, state, local and foreign taxes, and any other tax laws.

The board of directors believes that the Reverse Split will be a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), because it will constitute a recapitalization within the meaning of Section 368(a)(1)(E) of the Code (each commonly referred to as a "tax-free reorganization"). Accordingly, subject to the limitations and qualifications referred to in this discussion, the qualification of the Reverse Split as a reorganization will generally result in the following federal income tax consequences:

      o No gain or loss will be recognized by shareholders upon the receipt of post-split shares in exchange for pre-split shares;

      o The aggregate basis in post-split shares will equal the aggregate basis of the pre-split shares exchanged;

      o For purposes of determining whether gain or loss on a subsequent disposition of post-split shares is long-term or short-term, the holding period of the post-split shares will include the holding period of the pre-split shares;

      o Subject to the provisions of Section 302 of the Code, any shareholder whose interest in the corporation is completely terminated in the Reverse Split will recognize capital gain or loss in an amount equal to the difference between such shareholder's basis in the pre-split shares and the cash proceeds received in the Reverse Split, and such gain or loss will generally constitute capital gain or loss if pre-split shares are held as capital assets; and

      o Subject to the provisions of Section 302 of the Code, any shareholder who receives both post-split shares and cash proceeds for fractional shares in the Reverse Split will, subject to certain potential limitations depending upon their individual circumstances, recognize capital gain or loss in an amount equal to the difference between such shareholder's basis in the pre-split shares and the cash proceeds received in the Reverse Split. Shareholders subject to such limitations may recognize ordinary dividend income in an amount equal to the cash proceeds received in the Reverse Split. See Revenue Rulings 76-385 and 81-289. Under the provisions of the recently-enacted Jobs and Growth Tax Relief Reconciliation Act of 2003, long-term capital gains and qualifying dividend income are generally taxed at the same rate, generally a maximum of fifteen
            (15) percent.

Generally, the shareholders receiving cash for fractional shares will not be subject to backup withholding or information reporting with respect to the cash distributed.

                          OPINION OF FINANCIAL ADVISOR

The board of directors of Winter Sports retained Willamette Management Associates, Inc. to act as its financial advisor in connection with the Reverse Split. At a meeting of the board of directors on September 18, 2003, Willamette Management Associates rendered its oral opinion, subsequently confirmed in writing on September 24, 2003, that as of such date, based upon and subject to the assumptions, factors, and limitations set forth in Willamette Management Associates' written opinion and other factors it deemed relevant, the per share cash consideration to be received by the holders of Winter Sports fractional shares pursuant to the Reverse Split, referred to as the consideration, was fair from a financial point of view to such holders. No material limitations were imposed by the board of directors with respect to the investigations made or procedures followed by Willamette Management Associates in rendering its opinion.

While Willamette Management Associates acted as financial advisor to and provided a fairness opinion to the board of directors, the decision to enter into the Reverse Split and the selection of the consideration to be received by the holders of fractional shares was made solely by the board of directors. Willamette Management Associates' opinion along with the related presentation to the board of directors was one of many factors taken into consideration by the board of directors in making its decision to approve the Reverse Split. A discussion of factors considered by the board of directors to approve the Reverse Split is included under the heading "Background, Purpose, Structure and Effect of the Reverse Split" on page 11. Willamette Management Associates was not requested to and did not make any recommendation to the board of directors as to the form of the Reverse Split or any alternative transaction. Willamette Management Associates was not authorized to and did not solicit third party indications of interest in acquiring all or any part of Winter Sports, or investigate any alternative transactions that may be available to Winter Sports.

The full text of the written opinion of Willamette Management Associates dated September 24, 2003, which sets forth the assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is included as Annex B to this proxy statement. The summary of Willamette Management Associates' opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Winter Sports common shareholders are urged read the opinion carefully and in its entirety.

In arriving at its opinion, Willamette Management Associates, among other things, reviewed and considered:

      o publicly available financial, operating, and business information of Winter Sports;

      o certain internal financial analyses and forecasts for Winter Sports furnished by the company's management;

      o certain publicly available securities and market data related to Winter Sports; and

      o financial and market data of selected public companies Willamette Management Associates deemed comparable to Winter Sports and, to the extent publicly available, financial terms of selected transactions involving companies Willamette Management Associates deemed relevant to Winter Sports;

In addition, Willamette Management Associates met with members of the management of Winter Sports to discuss, among other matters, the past and current business operations, financial condition, and future prospects of Winter Sports, as well as the background and rationale for the Reverse Split. Willamette Management Associates also conducted such other analyses and examinations and considered such other information and financial, economic, and market criteria as it deemed appropriate in arriving at its opinion.

For purposes of its opinion, Willamette Management Associates relied upon and assumed the accuracy and completeness of all the financial, accounting, and other information reviewed by it, and did not assume responsibility for the independent verification of such information. In that regard, Willamette Management Associates assumed, with the consent of the board of directors, that the internal financial forecasts prepared by Winter Sports management were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Winter Sports management. Willamette Management Associates further relied upon the assurances of Winter Sports management that they were not aware of any facts or circumstances that would make any information provided to Willamette Management Associates, when considered in light of all of the information provided to it , inaccurate or misleading. In addition, Willamette Management Associates did not make, and was not provided with, any independent evaluation or appraisal of specific assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of Winter Sports. Willamette Management Associates made no physical inspection of Winter Sports assets or liabilities.

Willamette Management Associates analyzed Winter Sports as a going concern and accordingly expressed no opinion as to its liquidation value. Willamette Management Associates expressed no opinion as to the price at which shares of the Winter Sports common stock have traded or may trade at any future time. The opinion is based only on information available to Willamette Management Associates and the financial, market, economic, and other conditions, facts, and circumstances as they existed and were subject to evaluation on the date of its opinion. Events occurring after that date could materially affect the assumptions used by Willamette Management Associates in preparing its opinion. Willamette Management Associates assumed no responsibility to update or revise its opinion based on circumstances or events occurring after the date of its opinion.

Willamette Management Associates' provided its opinion for the information and assistance of the board of directors in connection with its consideration of the Reverse Split. The opinion is not a recommendation as to how any Winter Sports common shareholder should vote with respect to the Reverse Split. The opinion does not address the board of directors' underlying business decision to proceed with the Reverse Split.

The following is a summary of the material financial analyses used by Willamette Management Associates in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Willamette Management Associates. In addition, the order of analyses described below does not represent relative importance or weight given to those analyses by Willamette Management Associates. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Willamette Management Associates' financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on the last trading day prior to its presentation to the board of directors (September 17, 2003), and is not necessarily indicative of current market conditions.

Implied Value of Winter Sports

Giving effect to the consideration to be received by the holders of fractional shares, Willamette Management Associates calculated for Winter Sports the implied equity value and implied enterprise value, as well as certain valuation multiples equal to the quotient of enterprise value and selected operating data, such as revenues; earnings before interest and taxes, or EBIT, earnings before interest, taxes, depreciation, and amortization, or EBITDA; and tangible book value of invested capital, or TBVIC. Enterprise value was calculated as the sum of the market values of:

      o     all outstanding shares of common stock, on a fully diluted basis;
            plus

      o all outstanding indebtedness as of the latest available financial statement; plus

      o all outstanding preferred stock as of the latest available financial statement.

The following table presents the results of Willamette Management Associates' analysis:

Consideration Per Share .....................................................          $17.50
Premium to Unaffected Market Price (on September 9, 2003) ...................           34.6%
Implied Equity Value ........................................................   $17.3 million
Implied Enterprise Value ....................................................   $26.0 million
Implied Enterprise Value/EBIT:
  Average (Fiscal 1999 - 2003)...............................................           23.5x
Implied Enterprise Value/EBITDA:
  Projected Fiscal 2004 .....................................................            4.4x
  Average ...................................................................           10.0x
Implied Enterprise Value/Revenues:
  Average ...................................................................            2.0x
Implied Enterprise Value/TBVIC:
  May 31, 2003 ..............................................................            2.3x

Historical Stock Trading Analysis

Willamette Management Associates reviewed certain market and stock trading information concerning Winter Sports, including the following:

Closing Stock Price (Bid Price) ..............................            $14.50
Bid-Ask Spread ...............................................   $13.00 - $14.50
Market capitalization ........................................     $14.3 million
3-Month High and Low Stock Price .............................   $13.00 - $14.50
6-Month High and Low Stock Price .............................    $8.00 - $14.50
12-Month High and Low Stock Price ............................    $8.00 - $16.50
3-Month Volume of Shares Traded ..............................             1,000
6-Month Volume of Shares Traded ..............................             8,400
12-Month Volume of Shares Traded .............................            41,900
3-Month Volume Weighted Stock Price ..........................            $13.30
6-Month Volume Weighted Stock Price ..........................            $12.89
12-Month Volume Weighted Stock Price .........................            $13.90

Because Winter Sports common shares are not listed on any exchange (such as the New York Stock Exchange or the Nasdaq national market) and have a relatively low trading volume, Willamette Management Associates informed the board of directors that the recently quoted market prices presented above may not represent a reliable value for the Winter Sports common shares. However, Willamette Management Associates' analysis indicated that the consideration to be received by fractional shareholders represented:

      o a premium of 34.6% based on the unaffected market bid price (September 9, 2003) of $13.00 per share;

      o a premium of 31.3% based on the one-month average market price of $13.33 per share;

      o a premium of 33.4% based on the three-month average market price of $13.11 per share;

      o a premium of 40.9% based on the six-month average market price of $12.42 per share;

      o a premium of 41.6% based on the 12-month average market price of $12.36 per share;

      o a premium of 118.8% based on the 52-week low market price of $8.00 per share;

      o a premium of 6.1% based on the 52-week high market price of $16.50 per share;

      o a discount of 16.7% based on the five-year high market price of $21.00 per share; and

      o a discount of 25.5% based on the all-time high market price of $23.50 per share.

Selected Public Company Analysis

Willamette Management Associates reviewed certain financial information for Winter Sports and compared such information to the corresponding financial information, ratios, and public market multiples for the following publicly traded companies in the ski resort industry:

      o     American Skiing, Inc.

      o     Intrawest Corp.,

      o     Vail Resorts, Inc.

Although none of the selected companies is directly comparable to Winter Sports, the companies included were selected because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to certain operations of Winter Sports. For each of these selected companies, Willamette Management Associates calculated valuation multiples equal to the quotient of enterprise value and selected operating data and compared these valuation multiples with the implied transaction valuation multiples. The following data is based on Willamette Management Associates' selected company analysis:

                                                           Range of Public Company Multiples         Transaction
                                                      ------------------------------------------    Consideration
                                                       Low         High        Mean       Median      Multiples
                                                       ---         ----        ----       ------      ---------
Enterprise Value/EBIT:
  Average (Fiscal 1999 through 2003)...............   17.1x        19.6x       18.4X       18.4x        23.5x
Enterprise Value/EBITDA:
  Projected Fiscal 2004............................    6.9x         8.3x        7.6X        7.6X         4.4x
  Average..........................................    8.8x        15.1x       11.7X       11.3x        10.0x
Enterprise Value/Revenues:
  Average..........................................    1.8x         2.2x        1.9X        1.9X         2.0x
Enterprise Value/TBVIC:
  May 31, 2003.....................................    1.0x         5.6x        2.6x        1.2X         2.3x

Selected Transactions Analysis

Willamette Management Associates analyzed certain publicly available information relating to the following selected transaction in the ski resort industry since January 2001:

      o     Vail Resorts, Inc./Heavenly Ski Resort (May 2002)

Although the selected transaction is not directly comparable to Winter Sports, the transaction was selected because its involves a transaction with sufficient publicly available information and a company with operations that, for purposes of this analysis, may be considered similar to certain operations of Winter Sports. For the selected transaction, Willamette Management Associates calculated valuation multiples equal to the quotient of enterprise value or market value of equity and selected operating data and compared these valuation multiples with the implied transaction valuation multiples. The following data is based on Willamette Management Associates' selected transactions analysis:

                                                 Heavenly          Transaction
                                                Transaction       Consideration
                                                 Multiples          Multiples
                                                 ---------          ---------
Enterprise Value/EBITDA:
  Latest Twelve Months .......................     7.1x               27.7x
  Average (Fiscal Years 2000 - 2004) .........      --                 7.3x
Enterprise Value/Revenues
  Latest Twelve Months .......................     1.9x                2.5x
  Average ....................................      --                 1.9x

Discounted Cash Flow Analysis

Willamette Management Associates performed a discounted cash flow analysis using projections and assumptions regarding the future results of operations of Winter Sports that were prepared by Winter Sports management. Willamette Management Associates calculated an implied net present value of net free cash flows for Winter Sports for the September 2003 through fiscal 2008 period using discount rates ranging from 12.0% to 14.0% based on weighted average cost of capital calculations, quantitative and qualitative assessments of the projections, and relevant valuation expertise. Willamette Management Associates calculated a range of implied values per common share using Winter Sports management's projections and implied terminal value indications in the year 2008 based on reasonable multiples of EBITDA and discounting these terminal values to an implied present value using discount rates ranging from 12.0% to 14.0%. The discounted cash flow analysis resulted in a range of estimated values of $10.20 to $14.90 per common share of Winter Sports.

Transaction Premiums Analysis

Willamette Management Associates reviewed price premiums paid in selected corporate transactions structured as mergers or acquisitions as well as selected going private transactions structured as reverse stock splits occurring in 2002 and the first half of 2003. For purposes of this analysis, price premiums were determined as the percentage difference between the price paid for the target company common stock and the reported market price of the target company common stock prior to announcement of the transaction.

The table below provides the median price premiums for each category of identified transactions:

                                                           Median Price Premiums
                                                           ---------------------
                                                            First Half
                                                              Of 2003     2002
                                                              -------     ----
All Transactions .........................................     32.6%      34.4%
Leisure & Entertainment Industry [a] .....................     31.6%      59.6%
Transaction Value Between $0 to $25 Million ..............     38.8%      49.4%
Going Private Transactions:
  Traditional Buyouts ....................................     33.9%      40.0%
  Reverse Stock Splits [b] ...............................     39.5%        --

----------
      a.    Average premiums

      b.    Transactions occurring since January 2000

For the proposed Reverse Split, the premium to the unaffected market (bid) price (on September 9, 2003) of Winter Sports common shares is 34.6%.

The preceding discussion is a summary of the material financial analyses furnished by Willamette Management Associates to the board of directors, it does not purport to be a complete description of the analyses performed by Willamette Management Associates or its presentation to the board of directors. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.

Willamette Management Associates made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Willamette Management Associates believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses or the summary without considering the analyses as a whole, could create an incomplete view of the processes underlying Willamette Management Associates' opinion.

With regard to the selected public companies and selected transactions analyses summarized above, Willamette Management Associates selected public companies and transactions on the basis of various factors, including similarity of the line of business of Winter Sports; however, no company used in these analyses is identical to Winter Sports and no transaction is identical to the Reverse Split. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the selected companies and transactions and other factors that could affect the transaction or public trading value of the selected companies and transactions to which Winter Sports is being compared.

In its analyses, Willamette Management Associates made numerous assumptions with respect to Winter Sports, industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Winter Sports. Any estimates contained in Willamette Management Associates' analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Willamette Management Associates prepared its analyses solely for purposes of providing its opinion to the board of directors. The analyses do not purport to be appraisals or to necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, Willamette Management Associates assumes no responsibility if future results are materially different from those estimates.

Willamette Management Associates is regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, employee stock ownership plan transactions, leveraged buyouts, restructurings, and valuations for estate, corporate, and other purposes. Willamette Management Associates is independent of Winter Sports. Willamette Management Associates was selected by the board of directors based, among other things, on Willamette Management Associates' valuation and financial advisory experience, reputation, and familiarity with Winter Sports. Neither Willamette Management Associates nor any of its employees involved in the preparation of the opinion has a present or intended future financial interest in Winter Sports.

Pursuant to the terms of Willamette Management Associates' engagement letter with the board of directors, dated August 4, 2003, Winter Sports will pay Willamette Management Associates a fee of $65,000 in connection with its opinion, which fee is not contingent on the results of its analysis or the completion of the Reverse Split. In addition, Winter Sports has agreed to reimburse Willamette Management Associates for its reasonable expenses, including attorneys' fees and disbursements, and to indemnify Willamette Management Associates and related persons against various liabilities, including certain liabilities under the federal securities laws. Neither Winter Sports or the board of directors has paid any other fees to Willamette Management Associates in the last two years. However, Willamette Management Associates provided certain valuation advisory services to Winter Sports in November 1993 and October 1998.

                      CERTAIN EFFECTS OF THE REVERSE SPLIT

The Reverse Split constitutes a "going private" transaction under the U.S. securities laws. Following the Reverse Split our stock will no longer be publicly traded or quoted on the OTC, we will no longer be required to file periodic and other reports with the SEC, and we will formally terminate our reporting obligations under the Exchange Act.

                                  VOTE REQUIRED

Approval of the amendment and the related transactions requires the affirmative vote of the holders of a majority of the outstanding shares of each class of company stock, which in our case is common stock. You are entitled to one vote per share of Winter Sports common stock held as of the Record Date. As of the Record Date, we had 988,668 shares of common stock issued and outstanding.

                         EXCHANGE OF STOCK CERTIFICATES

It is currently anticipated that [Exchange Agent] will serve as exchange agent to receive stock certificates of Winter Sports and to send cash payments to our shareholders entitled to receive them. Promptly following the effective date of the Reverse Split, the exchange agent will send a letter of transmittal to each affected shareholder, which will describe the procedures for surrendering stock certificate(s) in exchange for the cash consideration along with instructions for replacement of lost stock certificates. Upon receipt of the certificate(s) and properly completed letters of transmittal, the exchange agent will make the appropriate cash payment within approximately 20 business days. No interest will accrue on the cash consideration.

           Please do not send in any stock certificates at this time.

                                 EFFECTIVE TIME

The effective time of the Reverse Split will occur when the Secretary of State of the State of Montana accepts for filing the amendment to the Articles of Incorporation of Winter Sports, as amended.

                              REGULATORY APPROVALS

Winter Sports is not aware of any material governmental or regulatory approval required for completion of the transaction, other than compliance with the relevant federal and state securities laws and the corporate laws of Montana.

                                  ESCHEAT LAWS

The unclaimed property and escheat laws of each state provide that under circumstances defined in that state's statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to Winter Sports, or who do not return their stock certificates and request payment therefor, generally will have a period of years from the Effective Time in which to claim the cash payment payable to them. For example, with respect to shareholders whose last known addresses are in Montana, as shown by the records of Winter Sports, the period is five years. Following the expiration of that five-year period, the Uniform Unclaimed Property Act of Montana would likely cause the cash payments to escheat to the State of Montana. For shareholders who reside in other states or whose last known addresses, as shown by the records of Winter Sports, are in states other than Montana, such states may have abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it; or (ii) escheat of such property to the state. Under the laws of such other jurisdictions, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than five years. If Winter Sports does not have an address for the holder of record of the shares, then unclaimed cash-out payments would be turned over to its state of incorporation, the state of Montana, in accordance with its escheat laws.

                         DISSENTERS' OR APPRAISAL RIGHTS

Any Cashed-Out Shareholder of Winter Sports may, as an alternative to receiving a consideration specified in this Proxy Statement, dissent from the Reverse Split and obtain payment of the fair value of such shareholder's shares of common stock pursuant to Sections 35-1-826 through 35-1-839 of the Montana Business Code Annotated ("MCA"). The following is a summary of the rights of Winter Sports' shareholders who dissent from the Reverse Split. It does not purport to be complete and is qualified in its entirety by reference to Sections 35-1-826 through 35-1-839 of the MCA, a copy of which is attached as Annex C to this Proxy Statement.

To exercise these rights, you must:

      o deliver to Winter Sports, at any time before the _____________, 2003 vote concerning the Reverse Split, written notice of your intent to demand payment for your shares if the Reverse Split is effected; and

      o     you must not vote in favor of the Reverse Split.

If you fail to deliver the notice on time or if you vote in favor of the Reverse Split, you will not have any dissenters' rights. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote in favor of the Reverse Split, which also will have the effect of waiving your dissenters' rights.

If the Reverse Split is approved by the required vote, Winter Sports is required to deliver a written dissenters' notice to all shareholders who gave a timely notice of intent to demand payment and who did not vote in favor of the Reverse Split. The notice must be sent by Winter Sports no later than 10 days after the Reverse Split is approved and must:

      o state where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

      o inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

      o supply a form for demanding payment that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not such shareholder acquired beneficial ownership of the shares before that date;

      o set a date by which Winter Sports must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required dissenters' notice is delivered; and

      o be accompanied by a copy of Sections 35-1-826 through 35-1-839 of the MCA.

If you exercise dissenters' rights, once you receive a written dissenters' notice as described above, you must within the time set forth in the dissenters' notice:

      o     demand payment;

      o certify whether you acquired beneficial ownership of your shares for which dissenters' rights are demanded before the date set forth in the dissenters' notice; and

      o deposit your certificates in accordance with the terms of the dissenters' notice.

A shareholder who does not demand payment or deposit certificates where and when required is not entitled to payment for such shareholder's shares under the dissenters' rights statutes. A shareholder who timely demands payment and deposits his certificates as requested by the dissenters' notice retains all other rights of a shareholder until such rights are canceled by the consummation of the Reverse Split. Winter Sports may restrict the transfer of uncertificated shares from the date of the demand for payment until the Reverse Split is consummated; however, the holder of uncertificated shares retains all other rights of a shareholder until those rights are canceled by the consummation of the Reverse Split.

Except as provided in the following paragraph, as soon as the Reverse Split is effectuated or upon receipt of the demand for payment, Winter Sports must pay each dissenter who complied with the foregoing requirements the amount Winter Sports estimates to be the fair value of the dissenters' shares plus accrued interest. The payment must be accompanied by certain financial information concerning Winter Sports, a statement of Winter Sports' estimate of the fair value of the shares, an explanation of how the interest was calculated, a statement of the dissenter's right to demand payment if the dissenter is dissatisfied with the payment offer, and a copy of Sections 35-1-826 through 35-1-839 of the MCA.

If the Reverse Split does not occur within 60 days after the date set in the dissenters' notice for demanding payment and depositing certificates, Winter Sports must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Notwithstanding the foregoing, Winter Sports may elect to withhold payment from any dissenter with respect to shares of which the dissenter or the person on whose behalf the dissenter acts was not the beneficial owner before ______________, 2003, the date of the first announcement to the news media of the terms of the Reverse Split. If Winter Sports elects to withhold such payments, after the consummation of the Reverse Split, Winter Sports must estimate the fair value of the shares plus accrued interest and pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. Winter Sports must send with its offer a statement of its estimate of fair value of the shares, an explanation of how interest was calculated and a statement of the dissenter's right to demand payment if he is dissatisfied with the offer.

A dissenter may notify Winter Sports in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due with respect thereto and may demand payment of the dissenter's estimate, less any previous payment, or reject Winter Sports' offer and demand payment of the fair value of the dissenter's shares and the interest due if (i) the dissenter believes that the amount paid or offered is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated, (ii) Winter Sports fails to make payment within 60 days after the date set for demanding payment, or (iii) Winter Sports fails to effectuate the Reverse Split and does not return the deposited certificates or release the transfer restrictions on uncertificated shares within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment of the dissenter's own estimate of the fair value of the dissenter's shares or of the fair value of the dissenter's shares unless the dissenter notifies Winter Sports of his demand in writing within 30 days after Winter Sports made or offered payment for the dissenter's shares.

Within 60 days after any such subsequent demand is submitted by a shareholder, if such demand remains unsettled, Winter Sports is required to file in an appropriate court in Montana, a petition to determine the fair value of the shares and accrued interest. If Winter Sports does not commence the proceeding within the 60-day period, it is to pay each dissenter whose demand remains unsettled the amount demanded. The court may appoint an appraiser to assist in determining the fair value of the shares. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by Winter Sports or for the fair value plus accrued interest of his after-acquired shares for which Winter Sports elected to withhold payment. The costs of any such court proceedings (including the compensation and expenses of any appraiser appointed by the court) will be assessed against Winter Sports except that the court may assess any part of those costs as an expense against all or some dissenters who are parties to the proceeding and whose action in demanding a payment in addition to that offered by Winter Sports the court finds to be arbitrary, vexatious or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, (1) against Winter Sports and in favor of any or all dissenters if the court finds that Winter Sports failed to comply substantially with the dissenters' rights statutory requirements or (2) against either Winter Sports or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against Winter Sports, it may award to the counsel reasonable fees to be paid out of the amount awarded to the dissenters who were benefited.

Winter Sports shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections 35-1-826 through 35-1-839 could be more than, the same as or less than the value of the consideration they will receive pursuant to the Reverse Split if they do not exercise dissenters' rights.

Any shareholder contemplating the exercise of dissenters' rights is urged to review the full text of the dissenters' rights statutes, Sections 35-1-826 through 35-1-839 of the MCA. The procedures set forth in the dissenters' rights statutes must be followed exactly or dissenters' rights may be lost.

       THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A
               REVERSE STOCK SPLIT OF WINTER SPORTS' COMMON STOCK

                          ITEM 3 - INDEPENDENT AUDITORS

The board of directors appointed Jordahl & Sliter PLLC ("Jordahl & Sliter") to serve as Winter Sports' independent accountants for the fiscal year ending May 31, 2004. Jordahl & Sliter has served since 1980 in that capacity. Jordahl & Sliter's reports on the financial statements for the years ended May 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years and the subsequent interim periods Winter Sports has not had any disagreements with Jordahl & Sliter on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

A resolution will be presented at the shareholder meeting to ratify the appointment by the board of directors of Jordahl & Sliter to serve as Winter Sports' independent accountants for the current fiscal year. A majority vote is required for ratification. If the shareholders do not ratify the selection of Jordahl & Sliter, it will not preclude the board of directors from retaining them to serve as Winter Sports' independent accountants for the current fiscal year. A representative of Jordahl & Sliter will be present at the annual meeting and will have an opportunity to make a statement if he or she desires, and to respond to appropriate questions.

Audit Fees

Audit fees billed by Jordahl & Sliter for the audit of Winter Sports' annual financial statements the fiscal year ended May 31, 2003 and the reviews of the financial statements included in Winter Sports' quarterly reports on Form 10-QSB for that fiscal year totaled $43,000.

Financial Information Systems Design and Implementation Fees

Winter Sports did not engage Jordahl & Sliter to provide advice regarding financial information systems design and implementation during the fiscal year ended May 31, 2003.

All Other Fees

Fees billed to Winter Sports by Jordahl & Sliter during the fiscal year ended May 31, 2003 for all other, non-audit services rendered to Winter Sports, including tax-related services, totaled $4,375.

The Audit Committee considered whether the provision of the services covered by the fees described under the caption "All Other Fees" was compatible with maintaining Jordahl & Sliter independence.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF
        THE APPOINTMENT OF JORDAHL & SLITER AS WINTER SPORTS' INDEPENDENT
                        ACCOUNTANTS FOR FISCAL YEAR 2004.

                             AUDIT COMMITTEE REPORT

The Audit Committee oversees Winter Sports' financial reporting process and recommends to the board of directors the appointment of independent auditors to audit the financial statements each year and confers with the auditors and officers for purposes of reviewing Winter Sports' internal controls, accounting practices, financial structures and financial reporting. Management has primary responsibility for preparing financial statements and the financial reporting process. The independent accountants, Jordahl & Sliter, are responsible for expressing an opinion on the conformity of the audited financial statements to generally accepted accounting principles.

In this context, the Audit Committee hereby reports as follows:

1. The Audit Committee has reviewed and discussed the audited financial statements with management.

      The Audit Committee has discussed with Jordahl & Sliter the matters required to be discussed by SAS 90 (Codification of Statements on Auditing Standard, AU 380).

2. The Audit Committee has received the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard No.1 (Independence Standards Board Standards No. 1, Independence Discussions with Audit Committees) and has discussed with the independent accountants the independent accountants' independence.

3.    Based on the review and discussion referred to in paragraphs (1) through
      (3) above, the Audit Committee recommended to the board of directors, that the audited financial statements be included in Winter Sports' Annual Report on Form 10-KSB for the fiscal year ended May 31, 2003, for filing with the Securities and Exchange Commission.

Each of the members of the Audit Committee is independent as defined under the listing standards of NASDAQ.

Audit Committee
Jerome T. Broussard, Chairman
Charles P. Grenier
Charles R. Abell
Jerry J. James

                                 OTHER BUSINESS

As of the date of this Proxy Statement, management knows of no other business to be presented at the meeting. However, if any other matters properly come before the meeting, it is the intention of the proxy holders to vote or refrain from voting in their discretion.

                              AVAILABLE INFORMATION

We have filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Exchange Act with respect to the Reverse Split. The Schedule 13E-3 contains additional information about Winter Sports. Copies of the Schedule 13E-3 are available for inspection and copying at the principal executive offices of Winter Sports during regular business hours by any interested shareholder of Winter Sports, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written request directed to Sandra Unger, Secretary of Winter Sports, Inc., P. O. Box 1400, Whitefish, MT 59937. Telephone: (406) 862-1933.

We are currently subject to the information requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to our business, financial statements and other matters. Shareholders of Winter Sports as of the Record Date for the shareholder meeting are being forwarded a copy of Winter Sports' Annual Report on Form 10-KSB (exclusive of exhibits) as filed with the SEC, and the consolidated statements of financial condition of Winter Sports as of May 31, 2003 and 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended May 31, 2003, prepared in accordance with generally accepted accounting principles. Copies of Winter Sports' Forms 10-QSB for the quarterly periods ended August 31, 2002, November 30, 2002 and February 28, 2003 are available, upon written request, at no charge to any shareholders. For copies, write to Sandra Unger, Secretary of Winter Sports, Inc., P. O. Box 1400, Whitefish, MT 59937. Telephone
(406) 862-1933.

Copies of such reports, proxy statements and other information, as well as the
Schedule 13E-3, may be copied (at prescribed rates) at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. For further information concerning the SEC's public reference room, you may call the SEC at 1-800-SEC-0330. Some of this information may also be accessed on the World Wide Web through the SEC's Internet address at "http://www.sec.gov." Winter Sports' common stock is quoted on the Over-The-Counter Electronic Bulletin Board under the symbol "WSKI.OB".

                                  ANNUAL REPORT

Winter Sports' Annual Report for the fiscal year ended May 31, 2003, including audited financial statements, is being distributed with this Proxy Statement. Shareholders not receiving a copy of the 2003 Annual Report may obtain one by writing or calling Sandra Unger, Secretary of Winter Sports, Inc., P.O. Box 1400, Whitefish, MT 59937. Telephone (406) 862-1933.

                  SHAREHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

Shareholders wishing to submit proposals for inclusion in Winter Sports' Proxy Statement for the 2004 annual meeting of shareholders must submit such proposals so as to be received by Winter Sports at Big Mountain Ski Resort, P. O. Box 1400, Whitefish, Montana 59937, on or before May 1, 2004.

                           PROXY SOLICITATION EXPENSES

The cost of soliciting proxies, including the cost of preparing and mailing proxy materials, will be borne by Winter Sports. The solicitation of the proxies will be made by mail, and may be made by the officers, directors or other employees of Winter Sports without special compensation. Brokers, custodian and other similar persons will be reimbursed for reasonable expenses incurred in sending proxy materials to beneficial owners of Winter Sports' common stock.

                                     GENERAL

It is important that all proxies be forwarded promptly in order that a quorum may be present at the meeting. Whether or not you contemplate attending the meeting in person, we urge you to sign, date and mail the accompanying proxy AT YOUR EARLIEST CONVENIENCE. If you attend the meeting, you may, if you so desire, revoke your proxy and vote in person.

By order of the Board of Directors

Dated at Whitefish, Montana
September __, 2003
Sandra K. Unger
Corporate Secretary

                                                                         ANNEX A

                               WINTER SPORTS, INC.

               ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION

                       THIRD ARTICLES OF AMENDMENT TO THE
                       RESTATED ARTICLES OF INCORPORATION
                                       OF
                               WINTER SPORTS, INC.

      Pursuant to section 35-1-230 of the Montana Code Annotated 2001 (the "MCA"), the undersigned corporation adopts the following Third Articles of Amendment (the "Articles of Amendment") to the Restated Articles of Incorporation of WINTER SPORTS, INC. (the "Corporation"):

      1. Name. The name of the corporation is Winter Sports, Inc.

      2. Text of Amendments. The first paragraph of Article IV of the Restated Articles of Incorporation, as amended, is hereby amended by deleting said paragraph in its entirety and replacing it with the following:

            Without regard to any other provision of these Articles of Incorporation, each one (1) share of Common Stock (as defined below), either issued and outstanding or held by the Corporation as treasury stock, immediately prior to the time this amendment becomes effective shall be and is hereby automatically reclassified and changed (without any further act) into one-one hundred and fiftieth (1/150th) of a fully-paid and nonassessable share of Common Stock, without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional share of Common Stock shall be issued to any holder of Common Stock immediately prior to the time this amendment becomes effective, and that instead of issuing such fractional shares of Common Stock, the Corporation shall pay in cash, as of the time this amendment becomes effective, $2,625.00 per post-split share (which equates to a value of $17.50 per pre-split share) multiplied by the amount of the post-split fractional share.

            The amount of capital stock and the aggregate number of shares which the Corporation has authority to issue is as follows:

      a. [________] shares without nominal or par value, all of which shall be designated "Common Stock";

      b. [_________] shares of preferred stock, without voting rights, at the par value of $100.00 per share, all of which shall be designated "Preferred Stock."

      3. Exchange, Reclassification or Cancellation of Issued Shares. The amendment does provide for the exchange, reclassification or cancellation of issued shares.

      4. Approval of Board of Directors. The amendment was adopted on the [___] day of September, 2003, by the Board of Directors of the Corporation, in accordance with section 35-1-227 of the MCA.

      5. Approval of Shareholders. The amendment was adopted on the [___] day of October, 2003, by the shareholders of the Corporation, in accordance with section 35-1-227 of the MCA.

            (a) The number of shares of the Corporation issued and outstanding at the time of such adoption was [_______] shares of Common Stock. The number of votes entitled to be cast by the holders of Common Stock is [_______]. The number of votes presented at the annual meeting of shareholders on October [___], 2003, was [_______]. A proper quorum was present at the meeting.

            (b) The number of votes cast in favor of the amendment was [________] and the number of votes cast against the amendment was [_______]. The number of votes cast in favor of the amendment was sufficient for approval of the amendment.

      6. Effective Date and Time. These Articles of Amendment shall become effective at [_____ p.m., Mountain Standard Time] on [__________, 2003].

      The undersigned hereby certifies that he is an officer of the Corporation and is authorized to execute these Articles of Amendment on behalf of the Corporation.

      DATED this _______ day of _______________, 2003.

                                         WINTER SPORTS, INC.,
                                         a Montana corporation


                                         By ____________________________________
                                         Name __________________________________
                                         Title _________________________________


                                         Attested By ___________________________
                                         Name __________________________________
                                         Title _________________________________


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

                                                                         ANNEX B

                               WINTER SPORTS, INC.

                                FAIRNESS OPINION

September 24, 2003

Board of Directors
Winter Sports, Inc.
P.O. Box 1400 Whitefish, MT 59937

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (the "Shareholders") of the common stock, without par value (the "Shares"), of Winter Sports, Inc. (the "Company"), of the Consideration to be received by such holders pursuant to the transaction described below.

Subject to Shareholder approval, the Company will effect a reverse stock split and purchase of fractional shares (the "Reverse Split") as part of a plan to take the Company private. Pursuant to the Reverse Split, each 150 Shares outstanding prior to the Reverse Split will be converted into one share of common stock after the Reverse Split. Shareholders holding fractional shares after the Reverse Split will receive cash consideration of $17.50 per share (the "Consideration"). As a result of the Reverse Split, Shareholders that own less than 150 Shares prior to the Reverse Split will cease to be shareholders of the Company. The Reverse Split would reduce the number of stockholders below the level at which the Company would be required to continue to file reports with the Securities and Exchange Commission.

In connection with this opinion, we have reviewed and considered, among other things, publicly available financial, operating, and business information of the Company; certain internal financial analyses and forecasts for the Company prepared by its management; certain publicly available securities and market data related to the Company; and financial and market data of selected public companies we deemed comparable to the Company and, to the extent publicly available, financial terms of selected transactions involving companies we deemed relevant to the Company; and performed such other analyses and examinations and considered such other information and financial, economic, and market criteria as we deemed appropriate. We also met with members of the management of the Company to discuss, among other things, their assessment of the past and current business operations, financial condition, and future prospects of the Company, as well as the background and rationale for the Reverse Split.

For purposes of our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial, accounting, and other information discussed with or reviewed by us, and did not assume responsibility for the independent verification of such information. In that regard, we have assumed with your consent that the internal financial forecasts prepared by the management of the Company have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company management, and that Company management is not aware of any facts or circumstances that would make any information provided to us, when considered in light of all of the information provided to us, inaccurate or misleading. In addition, we have not made or been provided with any independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor have we made any physical inspection of such assets or liabilities.

Our opinion necessarily is based upon information available to us and financial, stock market, economic, and other conditions and circumstances disclosed to us as they exist and can be evaluated as of the date hereof, and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof.

Our opinion is not a recommendation as to how any shareholder should vote with respect to the Reverse Split and does not address the underlying business decision of the board of directors of the Company (the "Board") to proceed with the Reverse Split. The decision to enter into the Reverse Split and the selection of the Consideration was made solely by the Board. Our opinion along with the related presentation to the Board was one of many factors taken into consideration by


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

the Board in making its decision to approve the transaction. We were not requested to and did not make any recommendation to the Board as to the form of the transaction or any alternative transaction. We were not authorized to and did not solicit third party indications of interest in acquiring all or any part of the Company or investigate any alternative transactions that may be available to the Company.

The opinion expressed herein is provided for the information and assistance of the Board in connection with its consideration of the Reverse Split and may not be used for any other purpose, nor may it be reproduced, disseminated, quoted or referred to at any time, in whole or in part, without our prior written consent, except as specifically provided in our engagement letter referred to below. We will receive a fee for rendering this opinion and related financial advisory services to the Board, no portion of which is contingent upon the consummation of the Reverse Split or the conclusions reached in the opinion.

The opinion set forth herein is delivered subject to the conditions, scope of engagement, limitations, and understandings set forth in this opinion and in our engagement letter with the Board dated August 4, 2003.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Consideration to be received by the Shareholders in the Reverse Split is fair from a financial point of view to such holders.

Very truly yours,


/s/ WILLAMETTE MANAGEMENT ASSOCIATES, INC.


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

                                                                         ANNEX C

                               WINTER SPORTS, INC.

                           DISSENTERS' RIGHTS STATUTE

35-1-826. Definitions. As used in 35-1-826 through 35-1-839, the following definitions apply:

      (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

      (2) "Corporation" includes the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

      (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under 35-1-827 and who exercises that right when and in the manner required by 35-1-829 through 35-1-837.

      (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

      (5) "Interest" means interest from the effective date of the corporate action until the date of payment at the average rate currently paid by the corporation on its principal bank loans or, if the corporation has no loans, at a rate that is fair and equitable under all the circumstances.

      (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial shareholder to the extent of the rights granted by a nominee certificate on file with a corporation.

      (7) "Shareholder" means the record shareholder or the beneficial shareholder.

35-1-827. Right to dissent. (1) A shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

      (a) consummation of a plan of merger to which the corporation is a party if:

      (i) shareholder approval is required for the merger by 35-1-815 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

      (ii) the corporation is a subsidiary that is merged with its parent corporation under 35-1-818;

      (b) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the plan;

      (c) consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

      (d) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

      (i) alters or abolishes a preferential right of the shares;

      (ii) creates, alters, or abolishes a right in respect of redemption, including a provision with respect to a sinking fund for the redemption or repurchase of the shares;

      (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

      (iv) excludes or limits the right of the shares to be voted on any matter or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

      (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share created is to be acquired for cash under 35-1-621; or

      (e) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares.

      (2) A shareholder entitled to dissent and to obtain payment for shares under 35-1-826 through 35-1-839 may not challenge the corporate action creating the shareholder's entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

35-1-828. Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

      (2) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

      (a) he submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

      (b) he does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

35-1-829. Notice of dissenters' rights. (1) If a proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under 35-1-826 through 35-1-839 and must be accompanied by a copy of 35-1-826 through 35-1-839.

      (2) If a corporate action creating dissenters' rights under 35-1-827 is taken without a vote of shareholders, the corporation shall give written notification to all shareholders entitled to assert dissenters' rights that the action was taken and shall send them the dissenters' notice described in 35-1-831.

35-1-830. Notice of intent to demand payment. (1) If proposed corporate action creating dissenters' rights under 35-1-827 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

      (a) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

      (b) may not vote his shares in favor of the proposed action.

      (2) A shareholder who does not satisfy the requirements of subsection
(1)(a) is not entitled to payment for his shares under 35-1-826 through 35-1-839.

35-1-831. Dissenters' notice. (1) If proposed corporate action creating dissenters' rights under 35-1-827 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of 35-1-830.

      (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken and must:

      (a) state where the payment demand must be sent and where and when certificates for certified shares must be deposited;

      (b) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after the payment is received;

      (c) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenters' rights to certify whether or not he acquired beneficial ownership of the shares before that date;

      (d) set a date by which the corporation must receive the payment demand, which may not be fewer than 30 nor more than 60 days after the date the required notice under subsection (1) is delivered; and

      (e) be accompanied by a copy of 35-1-826 through 35-1-839.

35-1-832. Duty to demand payment. (1) A shareholder sent a dissenters' notice described in 35-1-831 shall demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to 35-1-831(2)(c), and deposit his certificates in accordance with the terms of the notice.

      (2) The shareholder who demands payment and deposits his certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

      (3) A shareholder who does not demand payment or deposit his certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under 35-1-826 through 35-1-839.

35-1-833. Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions are released under 35-1-835.

      (2) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

35-1-834. Payment. (1) Except as provided in 35-1-836, as soon as the proposed corporate action is taken or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with 35-1-832 the amount the corporation estimates to be the fair value of the dissenter's shares plus accrued interest.

      (2) The payment must be accompanied by:

      (a) the corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

      (b) a statement of the corporation's estimate of the fair value of the shares;

      (c) an explanation of how the interest was calculated;

      (d) a statement of the dissenter's right to demand payment under 35-1-837; and

      (e) a copy of 35-1-826 through 35-1-839.

35-1-835. Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

      (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under 35-1-831 and repeat the payment demand procedure.

35-1-836. After-acquired shares. (1) A corporation may elect to withhold payment required by 35-1-834 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

      (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, the corporation shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under 35-1-837.

35-1-837. Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and the amount of interest due and may demand payment of the dissenter's estimate, less any payment under 35-1-834, or reject the corporation's offer under 35-1-836 and demand payment of the fair value of the dissenter's shares and the interest due if:

      (a) the dissenter believes that the amount paid under 35-1-834 or offered under 35-1-836 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

      (b) the corporation fails to make payment under 35-1-834 within 60 days after the date set for demanding payment; or

      (c) the corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

      (2) A dissenter waives the right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his shares.

35-1-838. Court action. (1) If a demand for payment under 35-1-837 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and shall petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      (2) The corporation shall commence the proceeding in the district court of the county where a corporation's principal office or, if its principal office is not located in this state, where its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      (3) The corporation shall make all dissenters whose demands remain unsettled, whether or not residents of this state, parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by certified mail or by publication as provided by law.

      (4) The jurisdiction of the district court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      (5) Each dissenter made a party to the proceeding is entitled to judgment:

      (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares plus interest exceeds the amount paid by the corporation; or

      (b) for the fair value plus accrued interest of his after-acquired shares for which the corporation elected to withhold payment under 35-1-836.

35-1-839. Court costs and attorney fees. (1) The court in an appraisal proceeding commenced under 35-1-838 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under 35-1-837.

      (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

      (a) against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of 35-1-829 through 35-1-837; or

      (b) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by 35-1-826 through 35-1-839.

      (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award the counsel reasonable attorney fees to be paid out of the amounts awarded the dissenters who were benefited.

                               WINTER SPORTS, INC.
                                 P. O. Box 1400
                            Whitefish, Montana 59937

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint Darrel R. (Bill) Martin, Michael T. Jenson and Brian T. (Tim) Grattan, and each of them as proxies, each with full power of substitution, to represent and vote for and on behalf of the undersigned the number of shares of common stock of Winter Sports, Inc. that the undersigned would be entitled to vote if personally present at the annual meeting of shareholders to be held [____________], and at any adjournment thereof. The undersigned directs that this proxy be voted as follows:

1. Election of Directors (check only one box):

|_| FOR ALL NOMINEES listed below

|_| WITHHOLD VOTES FROM ALL NOMINEES

|_| WITHHOLD VOTES FROM ONE OR MORE INDIVIDUAL NOMINEES. Cross out or strike out the name(s) of the following nominee(s) you do not want to vote for. Your votes will be evenly distributed among the other nominees.

Charles R. Abell         Jerome T. Broussard              Brian T. (Tim) Grattan
Dennis L. Green          Charles P. Grenier               Jerry J. James
Michael T. Jenson        Darrel R. (Bill) Martin          Michael J. Muldown

If no specification is made, a vote for all nominees will be entered and will be evenly distributed among such nominees. If you wish to cast or accumulate your votes in a manner not provided for on this proxy, you must attend the meeting in person or appoint some other person to act as your proxy by use of a written proxy other than this proxy.

2. To approve the Amendment to the Articles of Incorporation of Winter Sports, Inc., to effect a Reverse Split of Winter Sports, Inc's common stock.

|_| FOR  |_| AGAINST  |_| ABSTAIN

If no specification is made, this Proxy will be voted in favor of the Amendment.

3. To ratify the selection of Jordahl & Sliter PLLC as independent accountants.

|_| FOR  |_| AGAINST  |_| ABSTAIN

If no specification is made, this Proxy will be voted to ratify the selection of Jordahl & Sliter PLLC.

4. At their discretion, the proxies are authorized to vote on such other business as may properly come before the meeting.

The undersigned ratifies all that said proxies or their substitutes may lawfully do by virtue thereof. The undersigned hereby revokes any proxy or proxies heretofore given for such shares.

Date:________________________, 2003


          ____________________________________
Signature


          ____________________________________
Signature if held jointly

IMPORTANT: Please date and sign your name exactly as it appears on this Proxy. If stock is held jointly, both persons should sign. Persons signing in a representative capacity should give their title.

                PLEASE PROMPTLY DATE, SIGN AND RETURN THIS PROXY


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